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07025121

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Companhia de Transmissao de Energia Eletrica Paulista

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 13 2007
THOMSON FINANCIAL

FILE NO. 82- 04980 FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/11/07

TRANSMISSÃO
PAULISTA

Data São Paulo, July 4, 2007 Ref. CT/FR/01987/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

ARLS
12-31-06

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of December 31, 2006, which includes the independent Auditors' Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

(Convenience Translation into English from the Original Previously Issued in Portuguese)

MANAGEMENT REPORT - FISCAL YEAR 2006

To the shareholders,

In compliance with legal provisions and Company bylaws, the management of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") submits for your appreciation the Management Report and corresponding financial statements, together with the Independent Auditors' Report and the Fiscal Council's Report, for the year ended December 31, 2006.

The year 2006 was marked by major achievements in expansion, reinforcement and improvement work performed in the transmission system, as can be seen throughout this report on the year, which was also marked by the Company's privatization process.

On June 28, 2006, the São Paulo State Government conducted a public auction on the São Paulo Stock Exchange (BOVESPA) to sell ownership control of the Company, and the winner was the company Interconexión Eléctrica S.A. E.S.P., which assumed, through its subsidiary ISA Capital do Brasil S.A., control of CTEEP, acquiring on that date 50.1% of the Company's common shares. As a result of said auction and pursuant to applicable legislation, in January 2007 there was a public offering of common shares, and thus the parent company currently holds the equivalent of 89.4% of total common shares and 37.5% of total capital of CTEEP.

Interconexión Eléctrica S.A. E.S.P. reiterates its commitment to ensuring, promoting and improving the quality of electric power transmission services offered by CTEEP, also seeking improvement in its economic and financial results by applying best practices and world-class management models, to benefit all its shareholders and the community.

Luis Fernando Alarcón Mantilla
Chairman of the Board of Directors

1. COMPANY PROFILE

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company") operates in the country's largest industrial market, with the mission to operate, maintain, and expand electric power transmission systems, providing services with excellence, ensuring user satisfaction, environmental sustainability and adequate return for shareholders.

The Company is responsible for a complex electric system composed of 11,778 km of transmission lines, totaling 18,264 km of transmission circuits, 103 substations of up to 550 kV throughout São Paulo State, with 479 transformers in operation, totaling an installed capacity of 40,371.6 MVA, which ensures transmission of almost all the electricity consumed in the São Paulo State.

The Company's structure results from different corporate restructuring processes. The first one was the partial spin-off of the concessionaires CESP and Eletropaulo, giving rise to the transmission companies CTEEP - Companhia de Transmissão de Energia Elétrica Paulista and EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. in March 1999 and December 1997, respectively. The second one, with the purpose of strengthening and rationalizing the electric power transmission system in the São Paulo State, occurred in November 2001, with the merger of EPTE into CTEEP, resulting in a single electric power transmission concessionaire controlled by the São Paulo State Government.

On June 28, 2006, the São Paulo State Government conducted a public auction on the São Paulo Stock Exchange (BOVESPA) to sell ownership control of the Company, and the winner was the company Interconexión Eléctrica S.A. E.S.P., which assumed, through its subsidiary ISA Capital do Brasil S.A., control of CTEEP, acquiring on that date 50.1% of the Company's common shares, a shareholding position maintained through December 31, 2006. In January 2007, due to the public offering for purchase of shares, this position went to 89.4% of total shares with voting rights.

At the end of 2006, Transmissão Paulista, holder of approximately R$ 5 billion in assets, shows that its growth strategy is on the mark, by means of the continuous and significant results achieved, being consolidated as one of Brazil's most important electric power concessionaires.

2. EXPANSION OF THE TRANSMISSION SYSTEM

The year 2006 was marked by major reinforcement and improvement work in 26 substations, increasing the capacity in 13 and replacing circuit breakers in 14, as well as the reactivation of transmission system lines, to ensure the quality and reliability required in view of the social and economic significance of its field of activity, with the following noteworthy results.

2.1. Transformation Capacity Increase

Substatio	Tensio n (kV	Transformatio Capacity Increase (MVA
Assis	440/23	) 33
	88/13.8	65
Baixada Santista	345/8	40
Bom Jardim	440/8	90
	88/13.8	7.5
Botucatu	230/13	15
Caraguatatuba	138/13.	20
Itapetininga I	88/11.5	7.5
Jales	138/8	12.5
	138/6	30
	138/13.	12.5
Jupiá	440/13	11
Jurumirim	230/13	15
Mogi Mirim III	440/13	90
Mongaguá	138/13.	4.6
Total	8	**1,856.6**

2.2. Reactive Compensation Increase

Substatio	Powe (MVAr
Araraquara	) 20
Sumaré	90
Total	**30** **0**

2.3. Reactivation of Transmission Line

138 kV Mairiporã - Santo Ângelo transmission line (c1/c2), with 56 km extension.

2.4. Replacement of Equipment Due to Disruptive Capacity Overrun or End of Useful Life

14 circuit breakers (230 kV) at the Edgard de Souza Substation.

23 circuit breakers (138 kV) at the Jupiá, Bragança Paulista, Ilha Solteira, São José do Rio Preto, Ribeirão Preto and Barra Bonita Substations.

2 circuit breakers (69 kV) at the Barra Bonita and Flórida Paulista Substations.

1 circuit breaker (34.5 kV) at the Bragança Paulista Substation.

6 circuit breakers (13.8 kV) at the Cerquilho, Ibitinga, Ilha Solteira and Valparaíso Substations.

3. TRANSMISSION SYSTEM PERFORMANCE INDICATORS

The quality of CTEEP's electric power transmission services is measured by the following indicators:

3.1. DREQ - Equivalent Duration of Interruption

Expresses the total time of interruption, in minutes, due to factors within CTEEP, the amount of load equal to the system's peak capacity in the period considered, that is, the duration equivalent to "one" peak demand interruption in the period observed, caused by disturbances arising within CTEEP.

3.2. FREQ - Equivalent Frequency of Interruption

Expresses the system's overall performance, according to interruptions arising from the Transmission System, that is, the fraction of peak demand interrupted in the period considered, or corresponding to the number of times peak demand would have been interrupted in the period observed.

3.3. ENES - Electric Power Not Supplied

Expresses in MWh the amount of electric power not supplied by the system due to interruptions, during the period observed.

Indicator	2006	2005	2004
DREQ.................	3.0035	4.4255	5.5802
FREQ..................	0.2534	0.4501	0.2252
ENES..................	980.70	1,336.0	1,715.0

4. ECONOMIC AND FINANCIAL PERFORMANCE

4.1. Bases

The Company's main source of revenue is the use of its transmission system by other electric power public service concessionaires, agents and free consumers. Its annual revenues, related to basic network and other transmission facilities, were adjusted by means of ANEEL (National Electric Power Agency) Resolutions over the course of 2006, resulting in an average adjustment of 3.0% as compared to previous price levels.

The Company's budget performance in 2006 permitted investments of R$ 472,215 thousand in production activities, R$ 71,304 thousand of which allocated to the improvement of existing assets and R$ 400,911 thousand allocated to new projects giving rise to additional revenue. In 2006, 16 new projects went into commercial operation, leading to additional revenue of R$ 23,895 thousand in the year, corresponding to annualized revenue of R$ 46,783 thousand.

4.2. Projects Powered in 2006

Description	Resolution No.	Resolution Date	R$ thousand Investment to Be Remunerated	R$ thousand Revenue from 1st to 15th Year
Basic Network				
Baixada Santista Substation	197	05/04/04	44,941	7,583
Bom Jardim Substation (replacement)	197	05/04/04	40,062	6,518
Jupiá Substation (replacement)	197	05/04/04	38,120	6,223
Mogi Mirim III Substation	197	05/04/04	36,649	6,184
Araraquara Substation	545	10/14/03	22,441	3,761
Oeste Substation	545	10/14/03	20,225	3,364
Sumaré Substation	545	10/14/03	17,669	2,959
Jurumirim Substation (replacement)	197	05/04/04	11,103	1,807
Piratininga Substation (replacement)	197	05/04/04	8,907	1,426
Oeste Transmission Line	545	10/14/03	4,922	834
Mairiporã Transmission Line - Santo Angelo	197	05/04/04	4,990	787
Araraquara Substation (replacement)	363	10/25/04	1,211	381
Edgard de Souza Substation (replacement)	545	10/14/03	971	155
Subtotal			**252,211**	**41,982**
Other Transmission Installations				
Jupiá Substation (replacement)	197	05/04/04	14,522	2,316
Jales Substation (replacement)	197	05/04/04	10,141	1,652
Baixada Santista Substation	197	05/04/04	4,938	833
Subtotal			**29,601**	**4,801**
Total			**281,812**	**46,783**

In 2006, Gross Operating Revenues reached R$ 1,401,346 thousand, which, after deduction of direct taxes and charges, resulted in Net Operating Revenues of R$ 1,323,004 thousand.

This year was marked by an unusual event, referring to the Voluntary Termination Program, which had 1,534 adhesions at an estimated cost of R$ 475,630 thousand. Of this amount, R$ 78,979 thousand involved actual payments in 2006, referring to the termination of 323 employees.

However, considering the total estimated cost of the Voluntary Termination Program and other costs, and operating expenses under direct management of the Company, comprising personnel, materials and services, the total is R$ 937,593 thousand, representing 70.9% of Net Operating Revenues.

The Company's Cash Generation, expressed by Income from Operations before Financial Income (Expenses) plus Depreciation, reached R$ 230,293 thousand, representing a 17.4% margin on Net Operating Revenues.

The Company reported Net Income of R$ 117,752 thousand in 2006, equivalent to R$ 0.79 per thousand shares.

4.3. Analysis of Results for the Years Ended December 31

	R$ thousand	
	2006	2005
OPERATING REVENUES	1,401,346	1,320,664
Deductions from Operating Revenues	(78,342)	(115,451)
NET OPERATING REVENUES	1,323,004	1,205,213
COST OF SERVICE/OPERATING EXPENSES	(1,262,128)	(746,383)
INCOME FROM OPERATIONS BEFORE FINANCIAL INCOME (EXPENSES)	60,876	458,830
FINANCIAL INCOME (EXPENSES)	130,908	140,149
INCOME FROM OPERATIONS BEFORE INTEREST ON CAPITAL	191,784	598,979
Interest on Capital	(54,354)	(239,354)
INCOME FROM OPERATIONS AFTER INTEREST ON CAPITAL	137,430	359,625
NONOPERATING EXPENSES, NET	(31,849)	(1,266)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES	105,581	358,359
Income and Social Contribution Taxes	(42,183)	(129,436)
Reversal of Interest on Capital	54,354	239,354
NET INCOME	117,752	468,277
EARNINGS PER THOUSAND SHARES - R$	0.79	3.14

Income from Operations before Financial Income (Expenses) in 2006 was 86.7% lower than in 2005, due to the expense on the Voluntary Termination Program, included in Operating Expenses, in the amount of R$ 475,630 thousand. As a result of this expense and its tax effects, Transmissão Paulista reported Net Income of R$ 117,752 thousand in 2006.

The economic and financial performance of the Company allowed it to pay its shareholders, in the first half of 2006, R$ 54,354 thousand as Interest on Capital. Considering management's proposal of allocating R$ 60,599 thousand as Supplementary Dividends, as well as the portion of Retained Earnings in the amount of R$ 85,000 thousand, profit distribution to shareholders totals R$ 199,953 thousand.

4.4. Capital Structure

Transmissão Paulista closed 2006 with a capital structure composed of 26.3% third-party funds, including only 4.5% interest-bearing debt in relation to total assets. This situation results mainly from the formal restrictions imposed by the Brazilian Monetary Council related to tightened control of public sector debt in the period in which CTEEP was controlled by the São Paulo State Government.

The privatization of CTEEP, in June 2006, opened a new possibility for optimizing its capital structure through the implementation of adequate financing for the electric power transmission business, now in the approval process.

4.5. Share Trading

During 2006, 73,663 trades of the Company's share were carried out on the São Paulo Stock Exchange (BOVESPA), involving the total volume of R$ 1,387,330 thousand.

Within the American Depositary Receipts (ADRs) programs - level 1, the Company had, at the end of 2006, 17,170 ADRs related to preferred shares and 12,333 ADRs related to common shares. In the existing programs, each ADR corresponds to 3,000 shares of the respective type.

Over the course of 2006, the BOVESPA index (IBOVESPA) appreciated 32.9%. During this period, the Company's common shares (TRPL3) depreciated 3.7%, while its preferred shares (TRPL4) appreciated by 14.0% in the market.

4.6. Level 1 of Corporate Governance

Transmissão Paulista was the first electric power company in the São Paulo State to formally adhere to Corporate Governance practices, having signed, on September 18, 2002, the Contract of Adhesion to Level 1 Differentiated Practices of Corporate Governance with the BOVESPA.

Upon this adhesion, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC), which measures the performance of companies listed under BOVESPA's Corporate Governance Program. Accordingly, Transmissão Paulista reinforces its commitments to corporate governance best practices, emphasizing clarity and timeliness in the information disclosed to the market.

In compliance with Corporate Governance regulations, Transmissão Paulista held a public meeting on December 15, 2006 with analysts and investors in the auditorium of the Association of Capital Market Investment Analysts and Professionals (APIMEC), in São Paulo, when the information on the ISA Group, CTEEP's new controlling shareholder, was also presented.

4.7. Independent Auditors

For the purposes provided under CVM Instruction No. 381, of January 14, 2003, the Company informs that Deloitte Touche Tohmatsu Auditores Independentes, contracted in May 2004 to audit its financial statements for a period of three years, has, since then, provided only external audit services.

5. INTEGRATION OF THE CORPORATE SYSTEM

In 2006, modernization actions for the corporate technological system were in line with the Company's strategic objectives of integrating information systems and improving operating processes and other services. Along these lines, two programs are noteworthy: integration of the ONS (National Electric System Operator) chain and implementation of the SIM (Integrated Monitoring System) project.

The program to integrate the ONS chain with CTEEP and customers was developed using "Web Services" technology. This initiative, first of its kind in the sector, has provided for automatic interaction of CTEEP's computers with the ONS, allowing for receiving, with extreme agility, of billing data and its secure availability to customers on the Internet site.

Regarding the implementation of SIM, in using digital video technology to support business security actions, operation of the basic network's substations, and real-time monitoring of the Company's projects, the Company's intention was to view images of the substations served by the system, at any location of the corporate network or on the Internet. This new system will provide for a decrease in the number of incidents arising from thefts and break-ins at Transmissão Paulista's facilities, costs arising from transportation of technicians to substations, and lower risks of accesses by operators to powered areas to check equipment maneuvers. SIM also entails control of camera movement, recording, transmission and viewing of images, locally and remotely, through the existing corporate network.

In recognition of the information technology development policy, in April 2006 Transmissão Paulista was selected among the country's most advanced companies in the use of information technology, and listed among the 2005 INFO Award's "100 Most Connected Companies of Brazil". The classification considered indicators such as investments in information technology, data storage capacity and number of computers.

CTEEP also received, in 2006, recognition by the NGO "Committee for Democratization of Information Technology (CDI)" for its commitment to the 2005 "Megahelp" Campaign. The initiative collected computer equipment to be used in digital inclusion projects developed by CDI, allowing for the extension of social use of equipment no longer economically useful for the Company, opening new expectations for those who do not have access to the benefits of digital technology.

6. QUALITY PROGRAM

Transmissão Paulista's quality management and the expansion of ISO 9001 certification processes have accompanied the modernization process and reinforced the Company's commitment to the continuous search for excellence in service provision.

The Company has prioritized ISO certification processes for strategic processes to increase competitiveness, which began with the activities of real-time coordination, supervision and controlling of the System Operation Center, and have been subsequently extended to the three Regional Operational Centers.

Aligned with strategic planning, the Company has selected the Maintenance System as a priority in the development of the "Implement Process Improvement Program" line of action.

Given the Maintenance System's complexity and comprehensiveness, the Improvement Program has been implemented gradually and segmented by process, selecting, as a strategic priority, the "PK Circuit Breaker Maintenance" process, due to its importance regarding ensured reliability, as well as the impact caused on the electric system, arising from occasional failures in this equipment.

In mid-2006, Bureau Veritas Quality International - BVQI certified the "Workshop Maintenance of Double Chambers of PK Air Blast Circuit Breaker", involving the Substation and Line Maintenance areas, as well as the PK Circuit Breaker Workshops located at the Company's facilities.

In addition to this certification, the results of the detailed quality policy have been gauged, by means of continuous audits conducted by BVQI, which has recommended maintained certification of all processes of the scopes analyzed.

Continuing with this program, the first maintenance audit was conducted of the "Coordination, Supervision, and Control of Operations of the Electrical, Energy and Hydraulic Systems" scope's processes, at the Cabreúva and São Paulo control centers, and the conclusion was maintained certification by BVQI.

The quality management system of the "Overhead Transmission Line Inspection" scope was also recertified, involving the Votuporanga, Jupiá, Presidente Prudente and Santa Bárbara do Oeste teams.

The second maintenance audit of the "Basic and Supplementary Network Facilities Maintenance Program" scope, involving the Jupiá and Votuporanga teams, also resulted in maintained certification.

Regarding the administrative aspect, the "Material, Equipment and Service Provider Registration and Evaluation" scope's processes were recertified.

7. RESEARCH AND DEVELOPMENT PROGRAMS

Transmissão Paulista began the first research and development program in 2001, upon signing of the concession agreement. Since then, the technological innovation programs have allowed for the incorporation of new products and processes necessary for the Company's technical, administrative and financial modernization. Over these five years approximately R$ 18.5 million has been invested in R&D projects.

Investments in R&D Projects

Cycle	R$ thousand
2001/2002............	3,218
2002/2003............	3,562
2003/2004............	2,218
2004/2005............	4,431
2005/2006............	5,115
Total....................	**18,54 4**

These investments have allowed for the generation of new products, whose applications have been protected by patent applications. In 2006, after proof by efficiency tests, the Company obtained from INPI (Brazilian Institute of Industrial Property) the patent application of two important types of equipment: a "New Antipollution Insulator" and a "Monitoring System for Multiple Chambers of Air Blast Circuit Breakers", arising from the projects conducted in the concluded cycles.

With the use of the new insulators, developed by the "New Antipollution Insulator" project, it is estimated that, in addition to a reduction in unavailability, there will be savings of 30% to 50% in expenses related to replacement of insulators, taking into consideration acquisition, maintenance, duplication of the insulator's useful life and thickness of zinc coating.

The "Monitoring System for Multiple Chambers of Air Blast Circuit Breakers" project was developed to identify abnormalities through on-line measurement of operating times, in circuit breaker chambers, avoiding unavailability in operation and allowing for preventive maintenance.

In 2006, the Company also concluded the performance of 16 projects, 6 of which in the third program - 2003/2004 cycle, and 10 in the fourth program - 2004/2005 cycle. The projects conducted encompassed various areas, such as the environment, supervision and control system, and project management and control. The following projects are highlights in this context:

"Development of Alternatives for Agricultural Use of Transmission Line Paths as a Means of Occupation that is Productive and Adequate for the Environment"

This project was developed based on the finding that transmission line paths in rural areas are not always incorporated as productive space by rural producers and that, in urban areas, their adequacy for use is not always in harmony with the surrounding community's needs. Consequently, there is always the need for periodic maintenance with clearing, which generates significant costs.

To eliminate traditional clearing, the Company, in partnership with Universidade Luiz de Queiroz (ESALQ) and the Cooperative of Engineers and Architects (COOESA), has implemented a pilot project along the 440 kV Araraquara - Santa Bárbara Transmission Line, in which "green armor" has been developed, covering the ground with evergreen low ground vegetation, thus avoiding traditional clearing, and parallel implementation of a landscaping and production project on transmission line paths in urban areas, strengthening the Company's social commitment to the community.

"Development of System to Locate Failures on Transmission Lines with Substations Connected in Bypass"

This project has provided for greater agility of transmission line maintenance teams' services, reducing line inspection and repair time, with the direct impact of lower operating costs. The reduced risks of electric system instability will allow for greater system reliability, greater customer satisfaction with the quality of service provided, and decreased revenue losses from transmission line unavailability time included in the variable portion regime. The Company has already requested from the INPI registration of the software generated by this project.

"Development of Methodology and Specification of Project Management System Requirements"

Transmissão Paulista's constant investments in system expansion, modernization and adjustment, necessary for meeting growing electric power demand, motivated this project's development. The methodology was primarily developed for management of construction works, although it is at a level that allows for use in other types of projects. In addition, mechanisms have been developed for support and inspection in project management, in order to verify and refine the corresponding processes for implementation of best practices and standards.

In parallel with the development and conclusion of the third and fourth R&D programs, on September 25, 2006 ANEEL approved the fifth program - 2005/2006 cycle, composed of 20 projects, 7 of which are multi-year projects from the prior cycle, and 13 new projects. The program started on December 1, 2006, with physical targets defined to be achieved by November 30, 2007.

Consolidating the aim of diversifying its R&D project portfolio, in December 2006 the Company submitted for evaluation by ANEEL a set of 17 new projects, in the estimated amount of R$ 4.7 million, structured in 5 research areas, which should be included in the sixth R&D program, for the 2006/2007 cycle.

8. ENVIRONMENT

Electric power transmission public services entail projects subject to environmental licensing, with obligations and responsibilities to obtain authorizations.

Thus, arising from the need for environmental licensing, in 2006 the Company conducted the following actions:

- Preparation of Simplified Environmental Study to Apply for Prior Environmental License from the São Paulo Environment Department, for the following works:

  Replacement of towers of the 345 kV Tijuco Preto-Baixada Santista Transmission Line, in progress.

  Reactivation of the 138 kV Ilha Solteira-Jales Transmission Line, in progress.

  Reactivation of the 138 kV Jupiá-Três Irmãos Transmission Line.

  Reactivation of the 138 kV Jupiá-Ilha Solteira Transmission Line, a stretch located in Três Lagoas, with application for Installation Environmental License from the Mato Grosso do Sul Environment Department.

- Environmental Follow-up to Obtain Operating Environmental License for the following works:

  Reactivation of the 345 kV Guarulhos-Anhangüera Transmission Line.

  Reactivation of the 138 kV Araraquara-São Carlos Transmission Line, scheduled for March 2007.

  Sectioning of the 440 kV Bauru-Embu Transmission Line, Oeste Branch, with obtaining of the Operating Environmental License, No. 00226, issued on July 21, 2006.

- Preparation of Preliminary Environmental Report for Rebuilding/Reactivation of the 230 kV Vale do Paraíba Transmission System, with Application for Prior Environmental License with the São Paulo Environment Department.

The Company continued fulfilling the commitments assumed in the Environmental Conduct Adjustment Agreement signed with the São Paulo State Environment Department in 2002, for the environmental regularization of transmission assets in operation prior to 1981 and those prior to that year that did not have the respective Environmental Operating Licenses.

Accordingly, reforesting services have been contracted with native species on 129.01 hectares in areas administered by the Forest Institute, in Batatais State Forest and the Moji-Guaçu Experimental Station.

On the other hand, in addition to fulfilling its obligations and responsibilities related to environmental licensing, CTEEP has developed environmental certification processes for its substations, based on the ISO 14001 Standard, as well as implementing the Environmental Management System, whose scope consists of the "Operation and Maintenance of Electric Power Transmission Substation", begun in 2001.

In 2006, 9 new substations were certified, totaling 19. The sites involved in the certification process involve two groups:

- Group in maintenance audit process performed by DQS do Brasil, entailing the Valparaíso, Itapetininga, Miguel Reale and Santa Cabeça Substations.

- Group in certification audit process performed by BVQI, entailing the Araraquara, Votuporanga, Bragança Paulista, Oeste, São José dos Campos, Porto Ferreira, Baixada Santista, Registro, Presidente Prudente, Dracena, Xavantes, Santa Bárbara do Oeste, Centro-CTT, Interlagos and Ramon Rebert Filho Substations.

Regarding the Waste Management Program of the certified substations, the Company is applying for licensing of three new Waste Management Centers, to be implemented in Cabreúva, Bauru and São Paulo, which should start up operations over the course of 2007.

In recognition of the environmental policy developed, Transmissão Paulista received the title of "Sustainable Company" by the magazine Meio Ambiente Industrial, in a special edition in June 2006, thanks to its ISO 14001 Standard compliance certifications and action reports, and adhesion to the "International Declaration on Cleaner Production", an integral protocol of the United Nations Environment Program.

Likewise, the Company qualified and was nominated for the "2006 Top Quality Environmental" Award from the Order of Parliamentarians of Brazil, as a highlight in the "Electric Power Transmission" sector/segment.

9. PERSONNEL MANAGEMENT AND CORPORATE EDUCATION PROGRAM

9.1. Voluntary Termination Program

On November 20, 2006, the Board of Directors approved the implementation of a Voluntary Termination Program, prepared by a specialized consulting firm, and whose scope included indemnities and social benefits.

Of the employees in the Company as of that date, 1,534 adhered to the Voluntary Termination Program. The terminations were scheduled to occur gradually, preserving the excellence and technical quality of the services provided by Transmissão Paulista. By December 2006, 323 had been terminated, and thus the Company ended 2006 with 2,412 employees.

9.2. Corporate Education

Qualified personnel has been maintained by a professional development process. To this end, the Corporate Education Program implemented in the Company has guaranteed retraining, knowledge and constant updating of its professionals in the management, institutional, technological and information technology fields.

In 2006, 566 groups graduated in various subjects, totaling 138,079 classroom hours and 9,542 enrollments.

The Corporate Education Program's priority was on actions that prepare employees for improvement and modernization of transmission activities, focusing on protecting workers directly in contact with electrical facilities and services, as set forth in the Collective Labor Agreement on Occupational Safety and Health in the Electric Energy Sector in the São Paulo State, under Regulatory Standard No. 10.

For understanding of the main changes and implications regarding the aforementioned standard, 12 groups were formed, totaling 381 participants and focusing on "The New Regulatory Standard No. 10, its Implications and the Role of Administrators", with a course load of 16 hours in two modules:

"Impact on Services and Electrical Facilities", basically addressing the particularities of Regulatory Standard No. 10; and

"The Administrator Role", addressing the growing importance of the sector's regulation, the conducting of the company's business, roles in the organization - relationship between players - prerogatives and responsibilities, the company's sustainability in a competitive environment, and ethics.

CTEEP took advantage of the experience of various of its instructor employees from the technical and occupational safety areas, and held in-house classes for 83 groups on the subject "Regulatory Standard No. 10 - Basics on Safety in Facilities and Services in Electricity - Regularization", totaling 1,901 enrollments.

Also regarding this topic, 58 groups studied the subject "Operation Instruction IO/TO/104 - Occupational Safety in System Equipment and Facilities", totaling 2,096 participants, in order to refresh and update all knowledge regarding the internal procedures adopted by the Company.

To prepare employees and fulfill the requirements of Regulatory Standard No. 10, 44 groups studied the subject "Basic Electricity", with 409 participants, given by an entity recognized by the Official Teaching System, for employees who had this formal certification pending and work directly in risk areas.

Investment was also made in the subjects of Specific Training on Environmental Standards and Procedures, totaling 28 groups and 447 participants.

Emphasis was also given on Specific Training on Quality Management Standards and Procedures, totaling 3 groups and 28 participants.

Another highlight is investment in new learning tools - distance learning, with the subject CET Electronic Mail, whose purpose was, in addition to encouraging efficient use of resources provided in electronic mail, to familiarize and stimulate employees to use this tool that shortens distances, totaling 67 groups and 1,631 participants.

10. SOCIAL RESPONSIBILITY

The program was conceived from the viewpoint of internal employee awareness of the concept and exercise of citizenship, being extended to family members and the community of which it is a part. It entails social, technological and cultural projects, strengthening relationships between Transmissão Paulista and society, as follows.

Counseling

The project's purpose is to provide guidance, inform about social security legislation and benefits, maintain contact with the Company and provide medical and social counseling to employees on sick leave or on leave due to job-related accidents.

Chemical Dependency

The project supports the recovery of employees who have acquired the "disease" of chemical dependency, and conducts prevention actions within the Company. The multidisciplinary team uses internal resources and develops a support group within the Company, for employees and their family members.

Developing Talents

The purpose of this project is to train the visually impaired in the community of the city of São Paulo. Developed in partnership with Association of Visually Impaired Persons and Friends (ADEVA), it entails habilitation and rehabilitation activities, promotion of courses on reading and writing in Braille, computer skills and telemarketing for the visually impaired, with the aim of including these persons in the labor market.

Efficiency

The purpose is to serve employees and their children with physical, mental, sensorial and multiple impairments, according to the needs presented. It also made the monthly payment of the Special Individual Child Care Allowance, a benefit granted in a Collective Bargaining Agreement to employees who have children with impairments that require ongoing care, or persons in these same conditions who are dependents as wards.

College Interns

Transmissão Paulista assumes the commitment to offer job openings to students of the last two years of college and technical school, considering that it is important and necessary to supplement theoretical teaching with practical learning, contributing to professionals' education through technical, cultural, scientific and human relationship development.

Junior Interns

Developing this project entails creating opportunities for the community's youth under age 18 who attend school. The Company considers the possibility of learning administrative practices, awakening and learning about their skills, relationships and responsibilities in the work environment, fundamental for forming citizens, thus contributing to the entry of this youth into the labor market.

Transmitting Health

The purpose is to promote physical and emotional balance through dissemination of health-related themes, clarifications on emerging issues and preventive actions, collaborating for improved quality of life for employees.

Energy, Art & Culture

Transmissão Paulista has sponsored cultural and artistic activities by funding projects qualifying under Tax Incentive Laws. In 2006, three Brazilian film projects were selected, the "International Theater Festival of São José do Rio Preto", the project "It's All True" - 12th International Documentary Festival", and the "Brazilian Cinematographic Census".

Historical Heritage of Energy Foundation

Created to ensure the preservation of electric power companies' cultural heritage, it has become a national reference center for the sector. The Foundation has been contributing to the dissemination of the history of energy and the vast universe interrelated with it, preserving archives, objects, equipment and historical sites. The Foundation's collection includes archival, bibliographical, museum and architectural documentation, providing support for research.

In 2006, the Company supported the "Restoration of the Architectural Heritage of the Santos Dumont Mansion Complex", the project "Public Schools in the Museum of Energy - Paths of the Sea Center", and the "Restoration and Maintenance of Historical Monuments of Paths of the Sea Park".

Child Citizen Institute

Transmissão Paulista is one of the sponsors of the Child Citizen Institute, supporting activities that benefit approximately 8 thousand children, adolescents and adults through various projects, such as Pre-School Child Care Center, School Tutoring, Work Initiation Center, and the Our Community Project.

11. SOCIAL BALANCE SHEET

(In thousands of Brazilian reais - R$)

Calculation bases	2006	2005
Net revenue	1,323,004	1,205,213
Operating revenues	137,430	359,625
Payroll and related charges, gross	427,654	342,517

Internal Social Indicators	Amount	% of payroll	% of net revenue	Amount	% of payroll	% of net revenue
Meals	12,362	2.9	0.9	11,453	3.3	1.0
Compulsory social charges	73,784	17.3	5.6	73,188	21.4	6.1
Pension plan	9,559	2.2	0.7	11,435	3.3	0.9
Health care	16,040	3.8	1.2	14,540	4.3	1.2
Education	5,204	1.2	0.4	4,852	1.4	0.4
Daycare allowance	286	0.1	-	246	0.1	-
Profit sharing	17,155	4.0	1.3	16,448	4.8	1.4
Other	306	0.1	-	368	0.1	-
Total	**134,696**	**31.6**	**10.1**	**132,530**	**38.7**	**11.0**

External Social Indicators	Amount	% of operating revenues	% of net revenue	Amount	% of operating revenues	% of net revenue
Contributions to society:						
Education, culture, health and sanitation, Sports, anti-hunger efforts and food Security, among others	3,948	2.9	0.3	3,395	0.9	0.3
Taxes (excluding payroll charges)	52,103	37.9	3.9	91,740	25.5	7.6
Total	**56,051**	**40.8**	**4.2**	**95,135**	**26.4**	**7.9**

Environmental Indicators	Amount	% of operating revenues	% of net revenue	Amount	% of operating revenues	% of net revenue
Related to Company operations	400	0.3	-	463	0.1	-
In external programs and/or projects	168	0.1	-	390	0.1	-
Total	**568**	**0.4**	**-**	**853**	**0.2**	**-**

Employee Indicators		
Employees at year-end	2,412	2,927
Employees hired during the year	3	4
Employees over 45 years old	1,052	1,229
Women employees	227	319
% of management positions held by women	7.6	8.8
Employees with impairments	2	13

Significant Information Related to the Exercise of Entrepreneurial Citizenship		
Ratio between the highest and lowest Compensation	17 times	21 times
Total job-related accidents	17	25
Social and environmental projects Conducted by the Company were defined by	Top and Middle Management	Top and Middle Management
Safety and sanitary conditions in the Work environment were defined by:	Top and Middle Management	Top and Middle Management
Pension plan covers:	All employees	All employees
Profit sharing covers:	All employees	All employees
In selecting suppliers the same ethical and Social and environmental responsibility Standards adopted by the Company:	Are recommended	Are recommended
Regarding employee participation in Voluntary work, the Company:	Encourages it	Encourages it

12. ACKNOWLEDGEMENTS

The management of CTEEP expresses its gratitude to the shareholders, customers and suppliers for their attention, cooperation and confidence during 2006, and extends special acknowledgement to its employees for their dedication and efforts, thanks to which the Company was able to obtain the results presented.

Management

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais – R$)

	Note	2006	2005
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents			
Cash and banks		11.225	2.039
Temporary cash investments	5	503.246	682.878
		514.471	684.917
Accounts receivable			
Consumers, concessionaires and permittees	6	164.001	153.550
Inventories		36.992	31.627
Accounts receivable – São Paulo State Finance Department	7	14.036	39.106
Allowance for doubtful accounts		(1.079)	(1.079)
Deferred income and social contribution taxes	11	126.099	-
Recoverable taxes	8	88.096	31.008
Escrow deposits	9	3.541	3.412
Other		18.294	14.857
Prepaid expenses		3.954	4.805
		453.934	277.286
Total Current Assets		968.405	962.203
NO CURRENT ASSETS			
Long-term assets			
Accounts receivable – São Paulo State Finance Department	7	209.544	114.224
Sale of assets and rights	10	70.496	70.496
Allowance for doubtful accounts	7.6/10	(72.714)	(72.714)
Deferred income and social contribution taxes	11	118.974	109.239
Escrow deposits	9	31.186	29.912
Other		3.494	3.494
Regulatory assets - COFINS/PIS	12	8.091	101.040
		369.071	355.691
Property, plant and equipment			
In service	13	5.691.412	5.630.272
Accumulated depreciation	13	(2.698.910)	(2.550.030)
In progress	13	845.847	501.994
Special liabilities	13	(16.284)	(15.890)
		3.822.065	3.566.346
Intangible assets		57.505	57.000
Total assets no current		4.248.641	3.979.037
TOTAL ASSETS		5.217.046	4.941.240

The accompanying notes and appendices I and II are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais – R$)

	Note	2006	2005
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Suppliers		134.967	112.176
Taxes payable	14	10.274	57.143
Loans, financing and debt charges	15	56	10.298
Regulatory charges - RGR (Global Reserve for Reversion)		5.409	6.228
Payroll and related charges	16	12.642	13.299
Voluntary termination program	17	370.880	-
Accrued liabilities	18	48.375	43.603
Accounts payable - Fundação CESP	19	9.615	8.949
Interest on capital/dividends	23.6 a	26.345	84.046
Declared dividends	23.6 b	145.599	97.300
Other		29.927	28.182
Total Current liabilities		794.089	461.224
NO CURRENT LIABILITIES			
Long-term liabilities			
Loans and financing	15	586	636
Accounts payable - Fundação CESP	19	222.566	224.961
Deferred income tax	11.2	16.374	16.374
Voluntary termination program	17	25.771	-
Reserve for contingencies	20	265.075	247.805
Accrued taxes	21	11.132	11.132
Special liabilities - reversal/amortization	22	24.053	24.053
Other		11.400	10.271
Total liabilities no current		576.957	535.232
DEFERRED INCOME	4.2 g	100.495	117.480
SHAREHOLDERS' EQUITY			
Capital	23.1	462.000	462.000
Capital reserves	23.4	2.592.369	2.592.369
Profit reserves	23.5	182.693	179.894
Retained earnings		507.777	592.375
		3.744.839	3.826.638
Funds for capital increase		666	666
Total shareholders' equity		3.745.505	3.827.304
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		5.217.046	4.941.240

The accompanying notes and appendices I and II are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reals – R$)

	Note	2006	2005
OPERATING REVENUES			
Electricity network usage charges	25	1.387.070	1.276.361
Other revenues	26	14.276	44.303
		1.401.346	1.320.664
DEDUCTIONS FROM OPERATING REVENUES			
Global Reserve for Reversion (RGR)		(34.975)	(32.397)
COFINS (tax on revenue)		(76 355)	(99.624)
PIS (tax on revenue)		(16.569)	(21.629)
Regulatory asset - Recognition	12	38.316	73.797
Regulatory asset - Realization	12	(42.569)	(35.359)
Regulatory asset - Reversal	12	(88 696)	-
COFINS credit	12.1	117.242	-
PIS credit	12.1	25.446	-
ISSQN (service tax)		(182)	(239)
		(78.342)	(115 451)
NET OPERATING REVENUES		1.323.004	1 205 213
COST OF SERVICE			
Personnel		(127.574)	(109 606)
Materials		(7.805)	(10.146)
Outside services		(57.605)	(56.990)
Depreciation		(160 167)	(159 163)
		(353 151)	(335.905)
GROSS PROFIT		969 853	869.308
OPERATING EXPENSES			
Personnel		(216.632)	(226.792)
Voluntary termination program	17	(475.630)	-
Materials		(13.816)	(15.028)
Outside services		(38.531)	(32.444)
Depreciation		(9 250)	(10.240)
Concession regulatory charges		(94.852)	(45.903)
Reserve for contingencies	20	(18.294)	(37.502)
Other expenses		(41.972)	(42.569)
		(908.977)	(410 478)
GROSS PROFIT		60 876	458 830
FINANCIAL INCOME (EXPENSES)			
Amortization of negative goodwill		16 985	16.985
Income	27	130.778	132.534
Expenses	27	(16.952)	(19.766)
Monetary variations, net	27	97	10.396
Interest on capital	23 6 a	(54.354)	(239 354)
		76.554	(99 205)
INCOME FROM OPERATIONS		137 430	359 625
Nonoperating income		1.577	4.357
Nonoperating expenses		(33 426)	(5.623)
NONOPERATING (EXPENSES) INCOME, NET		(31.849)	(1 266)
INCOME BEFORE			
INCOME AND SOCIAL CONTRIBUTION TAXES		105.581	358.359
Income tax	28.2	(158.076)	(95 299)
Social contribution tax	28.2	(56 390)	(33 819)
Deferred income tax	28.2	126.572	(234)
Deferred social contribution tax	28.2	45.711	(84)
		(42.183)	(129 436)
INCOME BEFORE REVERSAL OF INTEREST ON CAPITAL		63.398	228.923
Reversal of interest on capital		54.354	239 354
NET INCOME		117.752	468.277
Earnings per thousand shares - R$		0,79	3,14

The accompanying notes and appendices I and II are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reals – R$)

	CAPITAL	RESERVES		RETAINED EARNINGS	SUBTOTAL	FUNDS FOR CAPITAL INCREASE	TOTAL
		CAPITAL	PROFIT				
Balances of December 31, 2004	462.000	2.592.369	157.929	482.313	3.694.611	666	3.695.277
Realization of unrealized profit reserve	-	-	(1.449)	1.449	-	-	-
Prescribed dividends	-	-	-	404	404	-	404
Net income	-	-	-	468.277	468.277	-	468.277
Payment of interest on capital							
Board of Directors' Meeting - June 13, 2005	-	-	-	(54.354)	(54.354)	-	(54.354)
Board of Directors' Meeting - September 12, 2005	-	-	-	(95.000)	(95.000)	-	(95.000)
Board of Directors' Meeting - December 19, 2005	-	-	-	(90.000)	(90.000)	-	(90.000)
Allocation of income proposed at the Annual Shareholders' Meeting on April 20, 2006							
Legal reserve	-	-	23.414	(23.414)	-	-	-
Supplementary dividends	-	-	-	(97.300)	(97.300)	-	(97.300)
Balances as of December 31, 2005	462.000	2.592.369	179.894	592.375	3.826.638	666	3.827.304
Realization of unrealized profit reserve	-	-	(2.707)	2.707	-	-	-
Prescribed dividends	-	-	-	402	402	-	402
Net income	-	-	-	117.752	117.752	-	117.752
Payment of interest on capital							
Board of Directors' Meeting - May 15, 2006	-	-	-	(54.354)	(54.354)	-	(54.354)
Proposed at the Annual Shareholders' Meeting on March 19, 2007							
Allocation of net income							
Legal reserve	-	-	5.506	(5.506)	-	-	-
Supplementary dividends	-	-	-	(60.599)	(60.599)	-	(60.599)
Allocation of part of retained earnings							
Declared dividend	-	-	-	(85.000)	(85.000)	-	(85.000)
Balances as of December 31, 2006	462.000	2.592.369	182.693	507.777	3.744.839	666	3.745.505

RCA - Board of director's Meeting

AGO - Annual shareholders' meeting

Book value per thousand shares - R$ 25.09

The accompanying notes and appendices I and II are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
(In thousands of Brazilian reais – R$)

	Note	2006	2005
SOURCES OF FUNDS			
From operations			
Net income		117.752	468.277
Items not affecting working capital			
Depreciation		169.417	169.403
Monetary and exchange variations on long-term items		2.097	1.370
Disposal of permanent assets		46.180	11.648
Regulatory asset - recognition/realization/reversal	12	92.949	(38.438)
Voluntary termination program	17	25.771	-
Allowance for losses - Ferronorte		-	851
Amortization of negative goodwill		(16.985)	(16.985)
Deferred income and social contribution taxes		(9.735)	(12.750)
Reserve for contingencies	20	18.294	37.502
		445.740	620.878
From third parties			
Transfers from current to long-term liabilities		-	3.670
Transfers from long-term to current assets		6.860	31.661
Prescribed dividends		402	404
Special liabilities - donations		394	6.334
		7.656	42.069
Total sources		453.396	662.947
USES OF FUNDS			
Increase in long-term assets		103.349	29.890
Additions to property, plant and equipment		472.215	315.910
Transfers from long-term to current liabilities		4.542	14.395
Interest on capital	23.6 a	54.354	239.354
Supplementary dividends	23.6 b	60.599	97.300
Retained earnings	23.6 b	85.000	-
Total uses		780.059	696.849
INCREASE (DECREASE) IN WORKING CAPITAL		(326.663)	(33.902)
REPRESENTED BY			
Current assets			
At beginning of year		962.203	797.971
At end of year		968.405	962.203
Increase in current assets		6.202	164.232
Current liabilities			
At beginning of year		461.224	263.090
At end of year		794.089	461.224
Increase in current liabilities		332.865	198.134
DECREASE IN WORKING CAPITAL		(326.663)	(33.902)

The accompanying notes andappendices I and II are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(Amounts in thousands of Brazilian reais – R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged to the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.12% of common shares issued by CTEEP (see Note 35).

The winner of the auction was Interconexión Eléctrica S.A. ESP, with a bid of R$ 38.09 per thousand shares, representing a premium of 58% on the minimum amount established in the notice, of R$ 24.11.

Interconexión Eléctrica S.A. ESP is a company with head office in Colombia, controlled by that country's federal government, which has 59% equity interest in that company's total capital, with investments in electric power transmission in Colombia, as well as in Venezuela, Ecuador, Peru and Bolivia.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP, established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL on July 25, 2006, pursuant to Authorization Resolution No. 642/06, published in the Official Gazette on July 26, 2006.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 23.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by Management and the controlling shareholder.

3. PRESENTATION OF FINANCIAL STATEMENTS

The financial statements have been prepared in accordance with Brazilian accounting practices, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL). Effective January 1, 2006, the financial statements are presented in conformity with the requirements of CVM Resolutions No. 488/05 and 489/05, respectively.

For better presentation and comparison, the amount of R$ 3,186 referring to the balance of pension plan benefit payment processing – Law No. 4819/58, as of December 31, 2005 (Note 7.3), recorded under the caption "Accounts receivable - São Paulo State Finance Department", was reclassified from Current Assets to the same caption in Long-Term Assets.

4. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

4.1. Specific Accounting Practices

a. Financial Charges and Monetary/Exchange Variations

In accordance with the provisions set forth in Accounting Instruction No. 6.3.10, item 4, of the accounting manual for electric power utilities, interest and other financial charges, as well as monetary and exchange variations, related to financing from third parties used in property, plant and equipment in progress, are stated as cost of these assets.

b. ANEEL (National Electric Power Agency) Standards

The Company adopted the procedures set forth in SFF/ANEEL Circulars No. 2396, of December 28, 2006, and No. 059, of January 11, 2007, and maintains the procedures of SFF/ANEEL Circular Letters No. 190, of February 1, 2005, No. 302, of February 25, 2005 (Note 12).

4.2. General accounting practices

a. Temporary cash investments

Stated at cost plus income earned through the balance sheet date (Note 5).

b. Consumers, concessionaires and permittees

Include amounts billed for use of the basic network and other transmission systems by electric power concessionaires and companies related to these systems (Note 6).

c. Allowance for doubtful accounts

Recorded for amounts whose collection is considered unlikely as of the balance sheet date.

d. Inventories

Inventories are stated at average acquisition cost, not in excess of replacement value. Materials used in property, plant and equipment are recorded in property, plant and equipment in progress.

e. Property, plant and equipment

Property, plant and equipment items are stated at acquisition and/or construction cost, monetarily adjusted through December 31, 1995, plus Supplementary Monetary Adjustment established by Law No. 8200, of June 28, 1991, interest on capital through December 31, 1998, financial charges, monetary and exchange variations of loans and financing related to property, plant and equipment in progress, less accumulated depreciation and amortization.

Depreciation is calculated under the straight-line method based on annual rates ranging from 2% to 8.3% for assets related to the transmission system, 10% for furniture and fixtures and 20% for vehicles, pursuant to ANEEL Resolution No. 002, of December 24, 1997, updated by ANEEL Resolution No. 44, of March 17, 1999. Effective 2007 it will be calculated in conformity with ANEEL Regulatory Resolution No. 240, of December 5, 2006.

f. Assets and liabilities subject to monetary and/exchange variations

Assets and liabilities subject to indexation are monetarily adjusted based on indices established by law or contract through the balance sheet date.

g. Deferred income

Represented by the negative goodwill on the acquisition of 49% of the common shares of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. These shares were owned by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos – CPA, and were acquired on March 26, 1999 by CESP - Companhia Energética de São Paulo. Upon the partial spin-off of CESP, the shares and negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwill is amortized monthly over EPTE's concession period, which expires in December 2012.

h. Reserve for contingencies

Calculated based on the risk of loss on ongoing lawsuits, as per reports of the Company's attorneys.

i. Income and social contribution taxes

Calculated pursuant to applicable legislation, based on net income adjusted by addition of nondeductible expenses, deduction of nontaxable income and addition and/or deduction of temporary differences.

j. Postretirement benefits

The Company sponsors pension and health care plans for its employees, which are managed by Fundação CESP. Actuarial liabilities were calculated under the projected unit credit method, in accordance with CVM Resolution No. 371/00, of december 13, 2000.

k. Use of estimates

The preparation of financial statements in conformity with Brazilian accounting practices requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The main estimates for the financial statements refer to the allowance for doubtful accounts, reserve for contingencies and the Voluntary Termination Program.

l. Interest on capital

Stated as allocation of income directly to shareholders' equity. For tax purposes, interest on capital is recorded as financial expenses, reducing the income and social contribution tax basis.

m. Earnings per thousand shares

Calculated based on the number of shares outstanding at the balance sheet date.

5. TEMPORARY CASH INVESTMENTS

Temporary cash investments are represented by bank certificates of deposit and shares of financial investment funds held in Banco Nossa Caixa S.A.

Type of investment	Average yield	2006	2005
FIF Estatais (investment fund)..............	105.27%	34,099	348,908
FIF Estatais – restricted (a)..................	105,27%	902	1,543
		35,001	350,451
CDB (bank certificates of deposit) – floating – CDI (interbank deposit rate)...	99.97%	445,622	316,771
CDB Floating CDI – restricted (a)..........	99.97%	22,623	15,656
		468,245	332,427
		503,246	682,878

(a) Refer to proceeds from the sale of fixed assets linked to the Company's assets. Pursuant to ANEEL Resolution No. 20, of February 1999, all proceeds from the sale of such assets must be deposited in a restricted bank account opened for this purpose, recorded in a supplementary record, until definitive investment in the concession.

6. CONSUMERS, CONCESSIONAIRES AND PERMITTEES

The Company's customers are electric power concessionaires/permittees and free consumers that use the Company's network and systems.

Facilities	2006	2005
Basic network	154,590	141,354
Other transmission systems	9,411	12,196
	164,001	153,550

6.1. Aging list

	2006	2005
Current	151,939	141,481
Past-due		
up to 30 days	59	586
31 to 60 days	2	222
Over 90 days (a)	12,001	11,261
Subtotal – past-due	12,062	12,069
	164,001	153,550

(a) Of the balance of R$ 12,001 over 90 days past-due, R$ 11,261 refers to cancellations related to Companhia Paulista de Força e Luz ("CPFL"). Such cancellations are being maintained under the allegation that part of the tariff billed by CTEEP would be the responsibility of AES Tietê S.A. and, therefore, should be billed directly to AES Tietê. CPFL, supported by a court injunction, did not pay the aforementioned tariff in the period from September 2004 to April 2005.

Through Official Letter 2828, dated July 8, 2005, CTEEP requested that ANEEL include the total past-due balance in the revenue adjustment amount approved for the period from July 2005 to June 2006, as per Ratifying Resolution No. 149, of June 30, 2005.

As determined by the National Electric System Operator (ONS), since May 2005 the Company has not billed CPFL for the amounts currently under dispute and will continue doing so until a final decision on this matter is rendered. The Company's management does not expect losses arising from the final outcome of this matter.

7. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	2006			2005
	Current	Long-term	Total	Total
Benefits - Law No. 4819/58	-	-	-	26,355
Agreement for acknowledgment and Consolidation of debts	11,620	53,260	64,880	69,497
Pension benefit payments – Law No. 4819/58	-	92,916	92,916	3,186
Sale of real property	2,416	11,070	13,486	14,445
Labor claims – Law No. 4819/58	-	50,080	50,080	37,629
Family allowance – Law No. 4819/58	-	2,218	2,218	2,218
	14,036	209,544	223,580	153,330

7.1. Benefits - Law No. 4819/58

These amounts relate to advances made by CESP - Companhia Energética de São Paulo, from November 1981 to May 1983, for payment of benefits to employees participating in the pension plan of the State of São Paulo, in accordance with State Law No. 4819/58.

As a result of CESP's partial spin-off, these receivables were transferred to the Company, and on August 6, 1999 an agreement was signed with the State Finance Department, to receive the amount in 84 monthly installments, adjusted according to the general market price index (IGP-M) variation, plus interest of 6% per year, beginning in September 1999 and ending in August 2006.

7.2. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law No. 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

7.3. Pension benefit payments – Law No. 4819/58

The amount of R$ 92,916 refers to the remaining balance of pension benefit payments under State Law No. 4819/58, of which R$ 1,426 is supported by individual injuctions and relates to the period from January to August 2005, and R$ 91,490 is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September to December 2006, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 34.3). This amount is not monetarily adjusted and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

7.4. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons units.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

7.5. Labor claims – Law No. 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law No. 4819/58, which are the responsibility of the State government. This balance is not monetarily adjusted and is not subject to any kind of interest until it is approved by government for payment to the Company.

7.6. Family allowance – Law No. 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218.

8. RECOVERABLE TAXES

	2006	2005
Income Tax		
Overpaid	26,290	22,214
Withheld at Source	403	158
Legal Entity – Third Parties	54	4
	26,747	22,376
Social Contribution Tax		
Overpaid	8,272	7,035
Withheld at Source	324	125
	8,596	7,160
COFINS		
Credits – Regulatory Instruction No. 658 (a)	21,655	-
Withheld at Source	502	373
	22,157	373
PIS		
Credits – Regulatory Instruction No. 658 (a)	29,618	-
Withheld at Source	109	81
	29,727	81
Other	869	1,018
	88,096	31,008

(a) Note 12.1

9. ESCROW DEPOSITS

The balance of R$ 3,541 in current assets in 2006 (R$ 3,412 in 2005) refers to a development fund designed to provide scholarships and training to the Company's employees eligible under a specific policy.

In long-term assets, due to the uncertainties concerning the final outcome of the lawsuits for which escrow deposits were made, the Company's practice is to maintain the escrow deposits at their nominal amounts, without any kind of monetary adjustment. The balance in long-term assets is composed of the following:

	2006	2005
COFINS (tax on revenue) (a)	11,132	11,132
Social security lawsuits - INSS (b)	6,825	6,825
Assessments – ANEEL (c)	6,317	6,317
Labor lawsuits that are the responsibility of the State government (d)	6,768	5,638
CPMF (Tax on Banking Transactions)	144	-
	31,186	29,912

(a) Note 21.

(b) Note 20.3.

(c) Refer to two deposits for the purpose of annulling infraction notices issued by ANEEL due to disturbances in the transmission system in February 1999 and January 2002. The first deposit, made on January 17, 2000, in the amount of R$ 3,040, was required in the annulment action filed by the Company against ANEEL, arising from infraction notice 001/1999-SFE, which imposed a fine on the Company under the allegation of violation practices for hindering the inspection work to check disturbances caused by interruption in the transmission and distribution of electric power in most of the Southeast, South and Central West regions, for not meeting the requirements of the "inspection report" and not complying with the legal obligation to provide adequate service. The second deposit, made on June 17, 2003, in the amount of R$ 3,277, resulting from infraction notice 005/2002-SFE, on May 7, 2002, relates to the punitive administrative proceeding filed by ANEEL because of the disconnection of the 440 kV transmission line between the Company's substations in the Ilha Solteira and Araraquara Hydroelectric Power Plants. The Company's attorneys understand that it is not possible to determine whether the Company will be successful in both cases.

(d) Refer to escrow deposits made by the Company for ongoing labor lawsuits, filed by retired employees, which are the responsibility of São Paulo State (State Law No. 4819/58).

10. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo Metropolitana Eletricidade de São Paulo S.A. of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

Due to uncertainties as to the outcome of this issue, the Company maintains a provision for the total balance receivable.

11. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

11.1. Assets

In current assets, the balance of R$ 126,099, of which R$ 92,720 in income tax and R$ 33,379 in social contribution tax, refers to tax impacts on the provision for the Voluntary Termination Program.

In long-term assets, they refer to amounts arising from the following provisions:

	2006			2005
	Income tax	Social contribution tax	Total	Total
Allowance for doubtful accounts	17,198	297	17,495	22,742
Reserve for tax contingencies	31,552	11,359	42,911	39,587
Reserve for labor contingencies	34,660	12,478	47,138	44,242
Reserve for social security contingencies	1,706	614	2,320	2,320
Reserve for civil contingencies	256	92	348	348
Voluntary Termination Program	6,443	2,319	8,762	-
	91,815	27,159	118,974	109,239

These credits, both current and long-term, will be realized as the provisions that gave rise to them, currently nondeductible and controlled in part "B" of the Taxable Income Computation Book (LALUR), become actual expenses.

11.2. Liabilities

The balance of R$ 16,374 in long-term liabilities refers to income tax on gains from sale of CETEMEQ (Note 10). This balance will be settled upon the receipt of the respective accounts receivable.

12. REGULATORY ASSETS - COFINS AND PIS (TAXES ON REVENUE)

According to the transmission concession agreement signed between the Company and ANEEL, any change in taxes or legal charges will result in the review of the Allowed Annual Revenue (RAP).

In view of the effects of Laws No. 10,637, of December 30, 2002, No. 10,833, of December 29, 2003, and No. 10,865, of April 30, 2004, the Company's costs were impacted by the increase in the rates of COFINS beginning February 2004 and PIS beginning December 2002.

Regulatory assets arising from the increase in COFINS and PIS rates, as established by SFF/ANEEL Circulars No. 190 of February 1, 2005 and No. 302 of February 25, 2005, were recorded in long-term assets as "prepaid expenses" with a corresponding entry to "deductions from operating revenues".

For the tariff cycle begun on July 1, 2006, ANEEL issued Ratifying Resolution No. 355/06, offering as grounds Technical Note 224/2006-SFF/ANEEL, of June 19, 2006, which established a new understanding of the levy of the PIS and COFINS rates associated with the provision of daily transmission service. In this technical note, ANEEL presented an exhaustive study of the matter in question, characterizing non-change in the price previously established in the Transmission Concession agreements signed prior to October 31, 2003.

Likewise, the SRF (Federal Revenue Service) published, on July 4, 2006, SRF Regulatory Instruction No. 658, offering an interpretation identical to that presented by ANEEL as regards the concept of pre-determined price and resulting qualification of the agreements in the cumulative and non-cumulative PIS and COFINS regimes, as applicable.

Due to these positions, the Company recalculated the impact of the increase in these taxes' rates on revenue, reversing R$ 88,696 of the regulatory asset balance, of which R$ 17,143 for PIS, and R$ 71,553 for COFINS.

Regulatory assets as of December 31, 2006 are composed of:

	12.31.06			12.31.05
	COFINS	PIS	Total	Total
Recognition				
December 2002 to December 2004	-	18,191	18,191	18,191
February 2004 to December 2004	44,411	-	44,411	44,411
January 2005 to December 2005	60,744	13,053	73,797	73,797
January 2006 to December 2006	31,474	6,842	38,316	-
	136,629	38,086	174,715	136,399
Realization				
July 2005 to December 2005	(26,541)	(8,818)	(35,359)	(35,359)
January 2006 to December 2006	(31,952)	(10,617)	(42,569)	-
	(58,493)	(19,435)	(77,928)	(35,359)
Technical Note No. 224/2006 - SFF/ANEEL				
Reversal – September 2006	(71,553)	(17,143)	(88,696)	-
	6,583	1,508	8,091	101,040

12.1. Recognition of Tax Credits

The Company considered Ratifying Resolution No. 355/06, which established the new RAP, reflecting ANEEL's new understanding of the levy of PIS and COFINS, in effect beginning July 1, 2006, as well as SRF (Federal Revenue Service) Regulatory Instruction No. 658, in effect beginning July 4, 2006, establishing that revenue arising from agreements signed prior to October 31, 2003 must be taxed based on the cumulative regime at the total PIS and COFINS rate of 3.65%, retroactive to February 2004, when Law No. 10,833, of December 29, 2003, went into effect, instead of the non-cumulative regime at the rate of 9.25%, applied by the Company until May 2006.

Due to this new understanding, the Company identified the overpaid amounts, in the period from February 2004 to May 2006, resulting in the updated amount of R$ 176,544, recognizing tax credits of R$ 31,478 for PIS and R$ 145,066 for COFINS, which have been utilized in deduction from the next payments, beginning October 2006, including income tax and social contribution tax. (Note 8 (a)) These credits were recorded against Deductions from Operating Revenue, in the original amount of R$ 142,688, and Financial Income in the amount of R$ 33,856, corresponding to the update based on the SELIC (Central Bank overnight rate).

13. PROPERTY, PLANT AND EQUIPMENT

	2006			2005
	Adjusted cost	Accumulated depreciation	Net book value	Net book Value
In service				
Land (a)	44,680	-	44,680	82,237
Buildings, construction and improvements	581,837	(352,654)	229,183	246,862
Machinery and equipment	5,014,143	(2,308,047)	2,706,096	2,736,149
Vehicles	27,710	(25,199)	2,511	4,587
Furniture and fixtures	23,042	(13,010)	10,032	10,407
	5,691,412	(2,698,910)	2,992,502	3,080,242
In progress	845,847	-	845,847	501,994
Special liabilities (b)				
Donations received	(16,284)	-	(16,284)	(15,890)
	6,520,975	(2,698,910)	3,822,065	3,566,346

In accordance with articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 20.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

14. TAXES PAYABLE

	2006	2005
COFINS (tax on revenue).......................................	4,579	7,800
Income tax – regulatory asset (a)...........................	2,023	25,236
PIS (tax on revenue)..	993	1,694
Social contribution tax – regulatory asset (a)..........	728	9,094
ANEEL inspection fee...	553	491
Income tax on interest on capital............................	-	6,307
Social contribution tax on capital gain....................	-	5,247
Other...	1,398	1,274
	10,274	57,143

(a) Refer to income and social contribution taxes levied on regulatory asset (Note 12). In February 11, 2005, the Company consulted with the Federal Revenue Service about the application of clause XI, article 10, of Law No. 10,833/03, and paragraph 3, article 2 of Federal Revenue Service Instruction No. 468/04, and is awaiting a reply to its consultation.

15. LOANS AND FINANCING

	2006				2005
		Principal			
	Charges	Current	Long-term	Total	Total
Foreign currency					
Financial institutions	-	-	-	-	10,241
Local currency					
ELETROBRÁS	6	50	586	642	693
	6	50	586	642	10,934

15.1. Financial Institutions

Refers to a loan agreement entered into on May 13, 1998 with Banco Société Générale in the amount of FRF 269,528,000, equivalent to Euro 41,089,000, guaranteed by Banco Real S.A.

This loan, which funded the construction of the Miguel Reale Substation, is subject to interest of 6.38% per year payable semiannually. A 2.25% acceptance fee is paid in advance on a semiannual basis, calculated on the disbursed balance.

This loan is being repaid in ten equal and consecutive semiannual installments, beginning in November 2001 and ending in May 2006.

15.2. ELETROBRÁS

Refers to two agreements originally signed with Eletropaulo – Eletricidade de São Paulo S.A., which due to a partial spin-off were transferred to EPTE – Empresa Paulista de Transmissão de Energia Elétrica S.A., which was merged into the Company, scheduled to expire in 2021, and whose principal is repaid in the amount of R$ 50 per year.

16. PAYROLL AND RELATED CHARGES

	2006	2005
INSS (social security contribution)......................................	4,322	4,784
FGTS (severance pay fund)..	1,946	2,281
Withholding income tax..	2,801	2,545
Scholarship program (a)..	3,532	3,408
Other taxes payable...	41	281
	12,642	13,299

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

17. VOLUNTARY TERMINATION PROGRAM

The Company, which had 2,737 employees as of October 31, 2006, approved the Voluntary Termination Program, with an adhesion period from November 21 to 30, obtaining 1,534 adhesions.

Due to this fact, there were 323 employee terminations through December 31, 2006, for a total cost of R$ 78,979 (amounts paid). In addition, a provision was recognized in the amount of R$ 396,651 (amounts payable as of December 31, 2006) for the remaining terminations, which continue in 2007. The program's expenses include financial incentives, FGTS (Severance Pay Fund) fine, prior notice, healthcare, among others.

18. ACCRUED LIABILITIES

	2006	2005
Vacation and vacation bonus..	22,200	19,178
Payroll charges on 13th salary, vacation and vacation bonus....	9,020	7,977
Employee profit sharing (a)..	17,155	16,448
	48,375	43,603

(a) Employee profit sharing was recorded according to the terms of Decree No. 41,497/96, observing the provisions of the 2006/2007 Collective Bargaining.

19. ACCOUNTS PAYABLE – FUNDAÇÃO CESP

The amounts classified in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 232,181 (R$ 233,910 in 2005), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, adjusted based on the greater of actuarial cost variation (General Price Index - Internal Availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

On December 31, 2006 and 2005, as required by CVM Resolution No. 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities (Note 29).

20. RESERVE FOR CONTINGENCIES

	2006			2005		
Type	Provision	Escrow deposits	Net	Provision	Escrow deposits	Net
Labor	138,639	7,621	131,018	130,124	6,597	123,527
Civil	1,023	-	1,023	1,023	-	1,023
Tax – municipal real estate tax	126,209	-	126,209	116,430	-	116,430
Social security – INSS	6,825	-	6,825	6,825	-	6,825
	272,696	7,621	265,075	254,402	6,597	247,805

The various types of contingencies were evaluated and classified based on the likelihood that the Company may incur a loss, as follows:

	Likelihood of loss							
	Probable		Possible		Remote		Total	
Type	2006	2005	2006	2005	2006	2005	2006	2005
Labor	138,639	130,124	15,172	6,049	216,516	198,636	370,327	334,809
Civil	1,023	1,023	1,467	1,173	32,178	10,716	34,668	12,912
Tax – municipal real estate tax	126,209	116,430	-	-	-	-	126,209	116,430
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	272,696	254,402	16,639	7,222	248,694	209,352	538,029	470,976

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

- **Probable** - the future event or events is/are likely to occur, from 61 to 100%;
- **Possible** - the chance of the future event or events occurring is more than remote, but less than probable, from 41 to 60%; and

- **Remote** - the chance of the future event or events occurring is slight, up to 40%.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

20.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

20.2. Tax - municipal real estate tax

Reserve recorded to cover amounts due to the municipalities of São Paulo and São José dos Campos.

20.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, Management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825, which was recorded in long-term assets, under "Escrow deposits" (Note 9 (b)).

21. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recognized the provisions in the amount of R$ 38,524, of which R$ 27,392 corresponds to the rate increase, with an escrow deposit, with a total net liability of R$ 11,132. This net liability refers to the increase in the tax basis, in which the Company understands there will be a favorable outcome, and also has an escrow deposition in the same amount recorded in long-term assets, under the caption "Escrow deposits" (note 9 (a)).

In February 2004, with Law No. 10,833, of December 29, 2003, going into effect, addressing the noncumulative levy of COFINS, the Company began making the payments as set forth in the new law. The provision for taxes and escrow deposits are not monetarily adjusted.

22. SPECIAL LIABILITIES – REVERSAL/AMORTIZATION

Refer to funds derived from the reversal and amortization reserve and a portion of the monthly quotas of the Global Reserve for Reversion (RGR), related to investments in electricity service expansion and repayment of loans obtained for the same purpose, until December 31, 1971. The Concession Authority has not defined how these liabilities will be settled.

23. SHAREHOLDERS' EQUITY

23.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000, represented by 62,558,663 common shares and 86,726,372 preferred shares, totaling 149,285,035 shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

23.2. Ownership structure

As of December 31, the Company's main shareholders are as follows:

	2006					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	31,351,911,751	50.12	-	-	31,351,911,751	21.00
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	16	-	32	-	48	-
Fiscal Council	-	-	-	-	-	-
	16	-	212,742	-	212,758	-
	31,351,911,767	50.12	212,742	-	31,352,124,509	21.00
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1,62
Companhia Metropolitana de São Paulo METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
Other	700	-	3,489,444	-	3,490,144	-
	898	-	14,010,982,917	16.16	14,010,983,815	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	120,794	-	9,556,271,761	6.40
BNDES Participações S.A. – BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,867,575	57.63	65,694,855,052	44.01
Other						
CESPINVEST – Clube de Investimentos (a)	8,870,264,655	14.18	-	-	8,870,264,655	5.94
UBS AG London Branch	11,300,000	0,02	1,931,900,000	2,23	1,943,200,000	1,30
Banco do Brasil Employees' Pension Plan	296,439,000	0.47	1,290,757,697	1.49	1,587,196,697	1.06
L Parisotto Participações Ltda.	-	-	1,580,520,000	1.82	1,580,520,000	1,06
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,380,100,000	1.59	1,408,700,000	0.94
Merrill Lynch International	278,400,000	0.44	772,321,000	0.89	1,050,721,000	0.70
The Bank of New York - ADR Department	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (b)	5,967,760,006	9.53	15,730,199,062	18,13	21,697,959,068	14.54
	15,489,762,661	24.75	22,737,308,959	26.21	38,227,071,620	25.60
	31,206,751,036	49.88	86,726,159,451	100,00	117,932,910,487	79.00
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	2005					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Government of the State of São Paulo and related companies - (control)						
State Finance Department	38,270,778,120	61.18	11,591,729,635	13.37	49,862,507,755	33.40
CESP - Cia. Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia do Metropolitano de São Paulo - METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	27	-	23,776	-	23,803	-
Fiscal Council	-	-	-	-	-	-
	27	-	236,486	-	236,513	-
Total control	40,258,887,989	64.35	14,011,344,403	16.15	54,270,232,392	36.35
Other - (outstanding shares)						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Government	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Part S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,.716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Others						
Credit S Fir Bos Eur Limited	357,600,000	0.57	1,319,458,000	1.52	1,677,058,000	1.12
Pension plan for Banco do Brasil's employees	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
PETROS - Petrobras pension plan	-	-	1,627,209,138	1.88	1,627,209,138	1.09
Morgan Stanley Uruguay Ltda.	28,600,000	0.05	1,307,800,000	1.51	1,336,400,000	0,90
Merrill Lynch International	278,400,000	0.44	775,600,000	0.89	1,054,000,000	0.71
The Bank of New York - ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Other (b)	5,584,749,337	8.93	16,284,105,974	18.78	21,868,855,311	14.65
	6,582,787,337	10.52	22,737,281,009	26.22	29,320,068,346	19.64
	22,299,774,814	35.65	72,715,027,790	83.85	95,014,802,604	63.65
	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Refers to investment club of employees and retirees who participated in the stock offering, arising from the sale process of CTEEP's shareholding control.

(b) Includes shareholders that individually hold shares not exceeding 5% of each category and class of shares.

23.3. Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual

	2006					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Béctrica S.A. ESP - ISA	506,200,995	100.00	-	-	506,200,995	100.00
Board of Directors	5	-	-	-	5	-
	506,201,000	100.00	-	-	506,201,000	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. – BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	2005					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	264,328,120,835	58.41	17,595,501,100	15.68	281,923,621,935	49.92
BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
BNDES	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

23.4. Capital reserves

The balance of capital reserves as of December 31, 2006 remained unchanged in relation to the prior year.

	2006/2005
Investment grants - CRC	1,802,084
Interest on financing for property, plant and equipment in progress (a)	633,053
Investment grants	150,489
Tax incentives – FINAM (Amazon Investment Fund)	6,743
	2,592,369

(a) Refers to interest on financing for property, plant and equipment in progress, which can only be used for capital increase. In 1999, the Company discontinued this practice, as allowed by the Accounting Manual for Electric Power Utilities.

23.5. Profit reserves

	2006	2005
Legal reserve	92,400	86,894
Statutory reserve	46,200	46,200
Unrealized profit reserve	44,093	46,800
	182,693	179,894

a. Legal reserve

Recognized at 5% of net income, before any allocation, up to the limit of 20% of capital; thus, with the allocation corresponding to this year, it reached the limit.

b. Statutory reserve

The Company's bylaws establish the recognition of this reserve at the rate of 20% of net income, less legal reserve and mandatory minimum dividends, up to the limit of 10% of capital. As of December 31, 2002, with the allocation of a portion of the net income for that year, this reserve reached its limit and no other allocations in subsequent years were necessary.

c. Unrealized profit reserve

Unrealized profits result from a credit balance of monetary adjustment of permanent assets and shareholders' equity through 1995. This reserve is realized in proportion to the depreciation of property, plant and equipment. The realized amounts are monthly transferred to the retained earnings account.

23.6. Payment of dividends to shareholders

According to items III and IV, article 36, of the Company's bylaws, mandatory dividends, calculated on paid-up capital of each type of share, will be as follows:

- 10% per year for preferred shares; and

- if there are sufficient funds, 10% per year for common shares.

a. Interest on capital

According to Law No. 9249, of December 26, 1995, legal entities computing taxes based on taxable income may pay interest on capital to their shareholders, provided that there is income earned before payment of interest on capital, or interest on retained earnings and profit reserves, limited in both situations to 50% of the amount of the respective accounts, with tax deduction of the interest paid or credited to the shareholders.

At the meeting held on May 15, 2006 the Board of Directors determined the payment of interest on capital to shareholders in the amount of R$ 54,354, equivalent to R$ 0.3640954 per thousand shares (preferred and common). Half of this amount was paid to shareholders on December 1, 2006, and the other half will be paid within 60 days after the Annual Shareholders' Meeting approving the financial statements for 2006.

According to paragraph 7, article 9, of Law No. 9249/95, interest on capital credited or paid to shareholders can be attributed to the amount of dividends addressed in article 202 of Law No. 6404/76 and article 36, paragraph 2, of the Company's bylaws.

b. Income for the Year and Retained Earnings

From net income for the year, after recognition and realization of reserves, profit for distribution was calculated in the amount of R$ 114,953, which, after deducting interest on capital, already declared, in the amount of R$ 54,354, had a balance of R$ 60,599. Management proposed the full allocation of this balance to shareholders in the form of supplementary dividends.

On the other hand, considering the profit retention in 2005, in the amount of R$ 109,658, to meet the Company's capital budget for 2006 in the amount of R$ 687,100 and considering the actual result of this budget in 2006 in the amount of R$ 472,215, as well as CTEEP's current condition as a private-sector company, no longer affected by the public sector debt contingency rules and the resulting restrictions on financing of projects, Management also proposes allocation of R$ 85,000 in dividends for purposes of distribution of part of the aforementioned retained profits, an amount compatible with the Company's cash reserves and its possibilities of access to adequate financing to meet its investment program.

	2006	2005
Net income	117,752	468,277
Recognition of legal reserve – 5%	(5,506)	(23,414)
Realization of unrealized profit reserve – Supplementary monetary adjustment - Law No. 8200/91	2,707	1,449
Calculation basis for dividends payable	114,953	446,312
Interest on capital payable	(54,354)	(239,354)
Balance available for resolution at Annual Shareholders' Meeting	60,599	206,958
Proposed Allocation		
Supplementary dividends	60,599	97,300
Dividends based on retained earnings	85,000	-
Retained earnings	-	109,658
	145,599	206,958

c. **Total Profit Distribution**

	2006	2005
Interest on Capital	54,354	239,354
Supplementary Dividends	60,599	97,300
Retained Earnings	85,000	-
	199,953	336,654
Mandatory Dividends	46,200	46,200

Thus, total allocation to shareholders, in the amount of R$ 199,953, corresponds to R$ 1.34 per thousand shares.

24. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement No. 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the RAP of electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific regulation to be issued by ANEEL.

Under Ratifying Resolutions No. 149/05 and No. 355/06, ANEEL authorized, on a provisional basis, an increase in the RAP based on the variation of the IGP-M for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007, until the periodic review in progress is finished, which is expected for July 2007. The effects of such review must be applied retroactively to July 1, 2005.

24.1. Public Hearing for periodic tariff revision of electricity transmission concessionaires.

Pursuant to Public Hearing Notice No. 007, of April 18, 2006, ANEEL held an in-person Public Hearing, on July 12, 2006, relating to the criteria and procedures to be used in the Period Tariff Revision process of the electric power transmission concessionaires. The period for receiving contributions started on April 24 and ended on July 7, 2006. CTEEP is included and takes part in this process with 11 other concessionaires.

Technical Note No. 068/06 and respective appendixes, which are an integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital structure;
- Cost of capital;
- Remuneration basis;
- Operating costs;
- Authorized revenues;
- Other revenues; and
- Review of auctions.

After the general procedures are established, the processes of each transmission concessionaire will be presented in Public Hearings. The periodic tariff revision of the transmission concessionaires will be completed in July, 2007 of the following year with the disclosure of the indices for adjustment of the RAP retroactive to July 1, 2005.

25. GROSS OPERATING REVENUE

Revenues from electricity network usage charges in year ended December 31, 2006 amounted to R$ 1,387,070 (R$ 1,276,361 in 2005), including R$ 162,161 (R$ 144,324 in 2005), relating to new projects that began commercial operations after December 31, 1999. This revenue is composed of the following:

	2006	2005
Basic network		
Existing assets	1,038,691	889,210
New investments	140,590	135,422
Surplus/deficit	2,481	(2,932)
	1,181,762	1,021,700
Other transmission facilities		
Existing assets	84,754	204,045
New investments	21,571	8,902
	106,325	212,947
Charges		
Fuel Consumption Account (CCC)	59,747	28,430
Energy Development Account (CDE)	37,941	16,247
Alternative Source Incentive Program (PROINFA)	6,635	610
	104,323	45,287
Adjustment	(5,340)	(3,573)
	1,387,070	1,276,361

25.1. Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Circular OF/F No. 2,828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1,372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

26. OTHER REVENUES

Other operating revenues, totaling R$ 14,276 (R$ 44,303 in 2005), refer primarily to rent of the network to a fixed telephony company and provision of maintenance and technical analysis services contracted by third parties.

In November 2005, the Company received R$ 35,519 from the agreement with Telecomunicações de São Paulo S.A. – TELESP for the use by TELESP of CTEEP's transmission network, in the period from July 2002 to December 2005. Concurrently, an agreement for the same subject matter was signed, with 36 monthly installments of R$ 743, starting on December 1, 2005 and ending on November 30, 2008, adjusted based on the annual variation of the IGP-M (general market price index).

27. FINANCIAL (EXPENSES) INCOME

	2006	2005
Income		
Income from temporary cash investments	78,403	120,124
Interest on accounts receivable – State Finance Department	5,154	7,587
Update of PIS/COFINS tax credits	36,126	-
Other	11,095	4,823
	130,778	132,534
Expenses		
Debt charges	(8,192)	(10,510)
CPMF (tax on banking transactions)	(6,728)	(6,652)
RGR (global reserve for reversion)	(930)	(1,116)
Other	(1,102)	(1,488)
	(16,952)	(19,766)
Monetary variations		
Assets	4,809	19,162
Liabilities	(4,712)	(8,766)
	97	10,396

28. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

28.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34% (25% for income tax and 9% for social contribution tax).

	2006		2005	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	105,581	105,581	358,359	358,359
Expected tax expense	(26,395)	(9,502)	(89,590)	(32,252)
Taxes on:				
Amortization of negative goodwill	6,614	1,578	7,602	1,860
Other	(11,723)	(2,755)	(13,545)	(3,511)
	(5,109)	(1,177)	(5,943)	(1,651)
Effective tax expense	(31,504)	(10,679)	(95,533)	(33,903)

28.2. Analytical statement of taxes

	2006		2005	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	105,581	105,581	358,359	358,359
Reserve for labor contingencies	8,516	8,516	21,493	21,493
Reserve for tax contingencies – IPTU	9,778	9,778	16,009	16,009
Provision for Voluntary Termination Program	396,651	396,651	-	-
Provision for employee profit sharing	17,155	17,155	16,448	16,448
Allowance for losses – FINAM	-	-	851	851
Negative goodwill on acquisition of investment	26,458	17,532	30,407	20,670
Reversal of provisions	(22,529)	(22,529)	(20,645)	(20,645)
Regulatory asset – Recognition	(38,316)	(38,316)	(73,797)	(73,797)
Regulatory asset – Realization	42,569	42,569	35,359	35,359
Regulatory asset – Reversal	88,696	88,696	-	-
Rouanet Law	640	640	650	650
Other	441	282	504	365
Income – tax basis	635,640	626,555	385,638	375,762
Rate of 15%	(95,346)		(57,846)	
Rate of 10%	(63,540)		(38,539)	
Rate of 9%		(56,390)		(33,819)
Tax incentives	810		1,086	
Provision for income and social contribution taxes	(158,076)	(56,390)	(95,299)	(33,819)
Deferred income and social contribution taxes				
Reserve for labor contingencies	2,129	766	5,373	1,934
Reserve for tax contingencies – IPTU	2,444	880	4,002	1,441
Provision for regulatory asset	23,213	8,365	(9,609)	(3,459)
Provision for Voluntary Termination Program	99,163	35,700	-	-
Other provisions	(377)	-	-	-
	126,572	45,711	(234)	(84)
Income and social contribution tax expenses	(31,504)	(10,679)	(95,533)	(33,903)

29. PENSION PLANS

Fundação CESP maintains pension plans for the Company's employees.

29.1. Plan "A" – retirement benefits

Law No. 4819/58, applicable to employees hired through May 13, 1974, establishes retirement, leave allowance and family allowance benefits. The funds necessary to cover the expenses of this plan are the responsibility of the proper agencies of the State of São Paulo Government, therefore without additional risk for the Company (Note 34).

29.2. Plans "B" and"B1" – retirement benefits

Plans "B" and "B1", regulated by Law No. 6435/77 and managed by Fundação CESP, are sponsored by the Company and provide pension benefits, whose reserves are established under the financial capitalization method.

Plan "B" refers to the BSPS (Settled Proportional Pension Plans), calculated as of December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with prevailing regulation, and its financial and economic balance is adjusted to that of those dates. The Company is fully responsible for the annual actuarial technical result of this plan (deficit or surplus).

On January 1, 1998 (CTEEP) and April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines equal contributions and responsibilities between the Company and participants, for purposes of maintaining the plan's actuarial economic and financial balance. This plan provides pension benefits to its employees, former employees and respective beneficiaries, for the purpose of supplementing benefits granted by the government social security plan. The plan is a mixed model, made up of 70% defined benefit and 30% defined contribution. On the retirement date, the defined contribution plan becomes a defined benefit.

29.3. PSAP Plan – Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the former EPTE, were financially merged, and the individual characteristics of the respective plans were maintained, thus establishing the PSAP Plan – Transmissão Paulista.

29.4. Statement – CVM Resolution No. 371/00

The main economic and financial information regarding the PSAP plan (CTEEP/EPTE), in accordance with CVM Resolution No. 371/00, of December 13, 2000, and based on the actuarial reports, is as follows:

a. Reconciliation of assets and liabilities

	2006	2005
Fair value of assets	1,501,836	1,309,879
Total actuarial liabilities	(1,428,775)	(1,344,498)
Gains to be recognized in future years	(240,489)	(149,664)
Net liabilities	(167,428)	(184,283)

Therefore, based on the valuation prepared by independent actuaries for calculating actuarial obligations, there are no additional liabilities to be recognized as of the Company's balance sheet date, except commitments already recognized in the form of acknowledgement of debt, which amount to R$ 232,181 (R$ 233,910 in 2005) (Note 19), and which, therefore, exceed net liabilities determined by actuarial valuations, as shown above.

b. Changes in the plan's assets

	2006	2005
Fair value of assets at beginning of year	1,309,879	1,144,089
Employer's contributions	19,579	29,376
Employee's contributions	4,192	5,199
Return on investments	202,239	168,042
Benefits paid	(34,349)	(37,138)
Transfer from defined contribution to defined benefit	296	311
Fair value of assets at end of year	1,501,836	1,309,879

c. Changes in actuarial liabilities

	2006	2005
Present value of net actuarial obligation at beginning of year	1,344,498	1,182,715
Current service cost	9,281	10,105
Cost of interest	137,677	152,452
Actuarial loss	(24,871)	36,053
Net settlements	(3,757)	-
Benefits paid	(34,349)	(37,138)
Transfer from defined contribution to defined benefit	296	311
Present value of net actuarial obligation at end of year	1,428,775	1,344,498

d. Plan Participants

	2006	2005
Active employees	2,746	2,862
Inactive employees		
Retired	687	680
Retired due to disability	30	34
Pensioners	65	55
	782	769
	3,528	3,631

e. Actuarial Assumptions

	2006	2005
Discount rate for present value of actuarial liability..................	10.24%	10.24%
Estimated return on plan assets..	11.28%	10.24%
Salary growth rate..	7.12%	7.12%
Adjustment rate for continued benefits..................................	4.00%	4.00%
Benefit/salary capacity factor to maintain purchasing power.....	97.84%	97.84%
Turnover rate	Null	Null
General mortality table...	UP-94	GAM-83
Disability table	Light-Medium	Light-Medium
Disabled mortality table..	IAPB-55	IAPB-55
Active employee mortality table..	Hamza Method	Hamza Method

30. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the Allowed Annual Revenue (RAP), which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger, whose effects were recognized in ANEEL Ratifying Resolutions in those months.

31. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

31.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 209 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause (Note 6).

31.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years (Note 24).

31.3. Liquidity Risk

The Company basicallly centralizes its financial investments in Banco Nossa Caixa S.A. (Note 5).

31.4. Exchange Risk

The Company had only one financing agreement in foreign currency, which expired in May 2006 (Note 15).

31.5. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index – Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 19).

The carrying amounts of financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

32. INSURANCE

Specification by type of risk and the effective period of the Company's insurance policies is as follows.

		Insured amount		Premium	
Risks	Effective period	US$ Mil	R$ Mil	US$ Mil	R$ Mil
Assets	11/02/06 to 11/02/07	-	2,208,190	-	4,181
Aircraft					
Civil Liability/Hull	11/02/06 to 11/02/07	34,842	-	53	-
RETA	11/02/06 to 11/02/07	-	198	-	1
General civil liability	10/17/06 to 10/17/07	-	10,000	-	241
Domestic transportation	10/01/06 to 10/01/07	-	347,000	-	56
Group personal accident	05/01/06 to 05/01/07	-	119,359	-	10
		34,842	2,684,747	53	4,489

32.1. Assets

Coverage for risks of fire and electrical damage to equipment installed in the transmission substations, buildings and respective contents, inventories and facilities.

32.2. Aircraft

Mandatory coverage for Air Carrier Liability (RETA), Hull and Civil Liability (LUC) for the Company's aircraft.

32.3. General civil liability

Coverage for repairs due to involuntary damage, bodily injury and/or property damage to third parties, resulting from the Company's operations.

32.4. Domestic transportation

Coverage for damages to goods and equipment transported by the Company in Brazil.

32.5. Group personal accident

Coverage for personal accidents to executives, interns and apprentices.

33. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the aforementioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the aforementioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the aforementioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the adjusted amounts of the aforementioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the aforementioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP, and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, currently estimated at R$ 856,551, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

34. SUPPLEMENTARY PENSION PLAN REGULATED BY STATE LAW No. 4819/58

34.1. Significant event

- **July 19, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law No. 4819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit No. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law No. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law No. 4819/58; such decision has not yet been published, nor has the Company been notified there of.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

- **January 27, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law No. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

- **February 24, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law No. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

34.2. Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law No. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law No. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law No. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

34.3. Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period from September 14, 2005 to December 31, 2006, the amount of R$ 358,639 for payment of benefits under State Law No. 4819/58, having received from the State Finance Department the amount of R$ 267,149 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 91,490, is being claimed by the Company at the administrative level (Note 7.3).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law No. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter No. 01, dated February 10, 2006, and respective Technical Note No. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law No. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department".

35. SUBSEQUENT EVENTS

35.1. Notice to the Market – January 9, 2007

"CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, in compliance with the provisions of CVM Instruction No. 358/02, communicates that its controlling shareholder ISA Capital do Brasil S.A. acquired on this date, through an auction for public offering of shares held on BOVESPA, 24,572,559,070 common shares issued by CTEEP, corresponding to 39.28% of the total amount of this type of shares, at the price of R$ 30.74 per thousand shares, pursuant to the offering notice published on 12/04/2006

Due to this acquisition, ISA Capital do Brasil S.A. began holding the equivalent to 89.40% of voting capital and 37,46% of total capital of CTEEP."

Thus, after the auction, of a total of 62,558,662,803 common shares issued by CTEEP, 55,924,470,821 are owned by ISA Capital do Brasil S.A.

35.2. Amendment to Concession Agreement

Due to the acquisition of the shareholding control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment to CTEEP's Concession Agreement 059/2001-ANEEL was signed on January 29, 2007, to reflect this situation of the new controlling shareholder. In this amendment, the initially agreed upon conditions were maintained and a clause was added defining that the goodwill paid in the auction, as well as special obligations and the amounts arising from State Law No. 4819/58 provided for in Sale Notice SF/001/2006, will not be considered by ANEEL for purposes of evaluating the concession's economic and financial balance. Also due to this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) commit to make capital contributions to CTEEP should the Company's net income not be sufficient to cover the aforementioned obligations.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPENDIX I

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais - R$)

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	1,365,284	1,304,243
Receipts from others	20,028	18,440
Payments to suppliers	(164,084)	(174,558)
Payments to employees	(438,829)	(343,454)
Taxes and regulatory charges	(302,387)	(337,077)
	480,012	467,594
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(419,435)	(209,414)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	66,466	98,863
Repayment of loans	(23,266)	(53,924)
Interest on capital / dividends	(204,847)	(180,489)
Tax on banking transactions (CPMF)	(6,768)	(6,487)
Other	(1,023)	(1,116)
	(169,438)	(143,153)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	40,316	50,664
Reimbursements – Law No. 4819/58	181,199	93,493
Other inflows	-	9,161
Advances – Law No. 4819/58	(283,017)	(121,254)
Other outflows	(83)	(6,164)
	(61,585)	25,900
INCREASE (DECREASE) IN CASH	(170,446)	140,927
CHANGE IN CASH		
At beginning of year	684,917	543,990
At end of year	514,471	684,917
	(170,446)	140,927

(Convenience Translation into English from the Original Previously Issued in Portuguese)

APPENDIX II

STATEMENTS OF VALUE ADDED
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

(In thousands of Brazilian reais - R$)

	2006	2005
VALUE ADDED		
Electric network usage and service charges	1,401,346	1,320,664
Nonoperating revenues	1,726	4,446
	1,403,072	1,325,110
INPUTS PURCHASED FROM THIRD PARTIES		
Outside services	(96,136)	(89,434)
Materials	(21,621)	(25,174)
Other operating inputs	(38,766)	(45,508)
Nonoperating expenses	(33,426)	(5,623)
	(189,949)	(165,739)
GROSS VALUE ADDED	1,213,123	1,159,371
RETENTIONS		
Regulatory depreciation quotas	(169,417)	(169,403)
NET VALUE ADDED	1,043,706	989,968
VALUE ADDED RECEIVED IN TRANSFER		
Amortization of negative goodwill	16,985	16,985
Financial income	130,778	132,534
	147,763	149,519
UNDISTRIBUTED VALUE ADDED	1,191,469	1,139,487
DISTRIBUTION OF VALUE ADDED		
Employee compensation	786,475	316,074
Taxes	136,162	262,991
Interest and monetary variations	16,855	9,370
Lease and rents	4,398	4,475

Concession regulatory charges..	129,827	78,300
Dividends (a)	114,953	336,654
Recognition/realization of reserves..	2,799	21,965
Retained earnings..	-	109,658
	1,191,469	1,139,487

(a) In addition to this amount, based on the profit retained in 2005, Management proposes that an additional R$ 85,000 be paid to shareholders (Note 23.6.b).

JOSÉ SIDNEI COLOMBO MARTINI

President

PIO ADOLFO BARCENA VILLARREAL

Administrative Director

CELSO SEBASTIÃO CERCHIARI

Technical Director

ANA MERCEDES VILLEGAS MEJÍA

Organizational Management Director

JORGE RODRÍGUEZ ORTIZ

Undertakings Director

CLÁUDIO CINTRÃO FORGHIERI

Finance and Investor Relations Director

CLOVIS JOSÉ ROSSI

Accountant
CRC – 1SP 127796/O-5

BOARD OF DIRECTORS

Chairman:

LUIS FERNANDO ALARCÓN MANTILLA

Vice Chairman:

FERNANDO AUGUSTO ROJAS PINTO

Members:

ANA MERCEDES VILLEGAS MEJÍA

CÉSAR AUGUSTO RAMÍREZ ROJAS

CLAUDIANO MANOEL DE ALBUQUERQUE

FERNANDO JOSÉ TENÓRIO ACOSTA

FERNANDO MAIDA DALL'ACQUA

GUIDO ALBERTO NULE AMIN

ISAAC YANOVICH FARBAIARZ

JOSÉ SIDNEI COLOMBO MARTINI

LUISA FERNANDA LAFAURIE RIVERA

NORBERTO DE FRANCO MEDEIROS

ROGÉRIO DA SILVA

VALTER CORREIA DA SILVA

VLADIMIR MUSKATIROVIC

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Management of
CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
São Paulo – SP

1. We have audited the accompanying balance sheets of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company") as of December 31, 2006 and 2005, and the related statements of income, changes in shareholders' equity, and changes in financial position for the years then ended, all expressed in Brazilian reais and prepared under the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2. Our audits were conducted in accordance with auditing standards in Brazil and comprised: (a) planning of the work, taking into consideration the significance of the balances, volume of transactions, and the accounting and internal control systems of the Company, (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed, and (c) evaluating the significant accounting practices and estimates adopted by Management, as well as the presentation of the financial statements taken as a whole.

3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista as of December 31, 2006 and 2005, and the results of its operations, the changes in shareholders' equity, and the changes in its financial positions for the years then ended in conformity with Brazilian accounting practices.

4. Our audits were conducted for the purpose of forming an opinion on the basic financial statements referred to in paragraph 1 taken as a whole. The accompanying statements of value added and cash flows (Appendixes I and II, respectively) are presented for purposes of additional analyses and are not a required part of the basic financial statements in conformity with Brazilian accounting practices. Such information has been subjected to the auditing procedures described in paragraph 2 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements for the years ended December 31, 2006 and 2005 taken as a whole.

5. As described in Note 34, in accordance with a decision rendered by the 49th Labor Court of São Paulo, in September 2005, Fundação CESP started to process pension plan benefit payments ruled by State Law No. 4819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the São Paulo State Attorney General expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is entirely the State government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

6. As described in note 24, ANEEL (National Electric Power Agency) granted provisional authorization for adjustments of the Allowed Annual Revenue (RAP) based on variations of the IGP-M (General Market Price Index) for the tariff cycles from July 2005 to June 2006, and from July 2006 to June 2007. The periodic review process remains in progress and is scheduled to be concluded in July 2007. Accordingly, any impacts should be applied retroactively to July 1, 2005.

7. The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 1, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

FISCAL COUNCIL'S REPORT

The Fiscal Council of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with clauses I, II, III and VII of article 163 of Law No. 6404, of December 15, 1976, examined the Financial Statements of the Company for the year ended December 31, 2006, prepared in accordance with the principles set forth in sections XV and XVI of said legal document, consisting of the Balance Sheet and the Statements of Income, Changes in Shareholders' Equity, and Changes in Financial Position, supplemented by Notes to the Financial Statements, Statements of Value Added and Cash Flows, as well the Management Report on business operations and the main administrative events for the year.

Based on the audit performed and the Independent Auditors' Report, the Fiscal Council is of the opinion that the financial statements and supplemental information, as well as Management's proposal for payment of dividends in the amount of R$ 199,953, are suitable for submission to be appreciated and approved by the shareholders.

São Paulo, February 12, 2007

Antonio Luiz de Campos Gurgel

Celso Clemente Giacometti

Elisabeth Elias Böhm

Manuel Domingues de Jesus e Pinho

Rômulo Rodrigues

TRANSMISSÃO PAULISTA

Data São Paulo, July 4, 2007 Ref. CT/FR/01988/2007

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

Gentleman/Madam:

We are enclosing a copy of Companhia de Transmissão de Energia Elétrica Paulista's Financial Statements as of March 31, 2007, which includes the independent Accountants' Review Report, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Rua Bela Cintra, 847 - 01415-903 - São Paulo - SP
Pabx.: (0xx11) 3138-7000
Fax.: (0xx11) 3151-4107

Empresa do **GRUPO ISA**

7. We had previously audited the balance sheet of the Company as of December 31, 2006, presented for comparative purposes, and issued an unqualified report thereon, dated February 1, 2007, with emphasis of matter paragraphs related to the matters mentioned in paragraphs 5 and 6 above. We had previously reviewed the statement of income for the quarter ended March 31, 2006, presented for comparative purposes, and issued an unqualified review report thereon, dated May 8, 2006, with an emphasis of matter paragraph related to the matter mentioned in paragraph 5 above.

8. The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 20, 2007

DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Iara Pasian
Engagement Partner

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006

(In thousands of Brazilian reais – R$)

	Note	03.31.07	12.31.06
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents			
Cash and banks		1.559	11.225
Temporary cash investments		202.354	503.246
		203.913	514.471
Accounts receivable			
Consumers, concessionaires and permittees		165.646	164.001
Inventories		35.286	36.992
Accounts receivable – São Paulo State Finance Department	4	14.400	14.036
Allowance for doubtful accounts		(1.079)	(1.079)
Deferred income and social contribution taxes	7	67.443	126.099
Recoverable taxes	5	83.655	88.096
Escrow deposits		3.475	3.541
Other		13.119	18.294
Prepaid expenses		2.664	3.954
		384.609	453.934
		588.522	968.405
LONG-TERM ASSETS			
Accounts receivable – São Paulo State Finance Department	4	234.333	209.544
Sale of assets and rights	6	-	70.496
Allowance for doubtful accounts	4.5/6	(2.218)	(72.714)
Deferred income and social contribution taxes	7	86.033	118.974
Escrow deposits		31.952	31.186
Other		3.494	3.494
Prepaid expenses		10.554	8.091
		364.148	369.071
Property, plant and equipment			
In service	8	5.780.837	5.691.412
Accumulated depreciation	8	(2.738.611)	(2.698.910)
In progress	8	880.954	845.847
Special liabilities	8	(16.176)	(16.284)
		3.907.004	3.822.065
Intangible assets		57.600	57.505
		3.964.604	3.879.570
Total assets no current		4.328.752	4.248.641
TOTAL ASSETS		4.917.274	5.217.046

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Shareholders and Management of
CTEEP – Companhia de Transmissão de Energia Elétrica Paulista
São Paulo – SP

1. We have performed a special review of the accompanying interim financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista (the "Company"), consisting of the balance sheet as of March 31, 2007, the related statement of income for the quarter then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company's management.

2. Our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with certain officials of the Company who have responsibility for accounting, financial and operating matters about the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4. The statements of cash flows, included as supplemental information, for the quarter ended March 31, 2007 and 2006, contained in Note 25, are presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the review procedures described in paragraph 2 and, based on our review, we are not aware of any material modifications that should be made for it to be fairly stated in all material respects in relation to the interim financial statements taken as a whole.

5. As described in Note 24, in accordance with a decision rendered by the 49th Labor Court of São Paulo, in September 2005, Fundação CESP started to process pension plan benefit payments ruled by State Law No. 4,819/58, using funds passed through by the Company, in the manner adopted until December 2003. In January 2006, the Attorney-General of the State of São Paulo expressed the opinion that the State government's responsibility is restricted to the State constitutional limits determined for payment of pension plan benefits. Since then, the State government has disallowed part of the funds passed through to the Company. The Company's management, supported by its legal counsel, understands that the payment of benefits related to this pension plan is the State government's responsibility; consequently, no obligation related to this plan is recorded in the Company's financial statements.

6. As described in Note 17, ANEEL (National Electric Power Agency) granted provisional authorization for adjustments of the Allowed Annual Revenue (RAP) based on variations of the IGP-M (General Market Price Index) for the tariff cycles from July 2005 to June 2006, and from July 2006 to June 2007. The periodic revision process remains in progress and is scheduled to be concluded in July 2007. Accordingly, any impacts should be applied retroactively to July 1, 2005.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

BALANCE SHEETS AS OF MARCH 31, 2007 AND DECEMBER 31, 2006
(In thousands of Brazilian reals – R$)

	Note	03.31.07	12.31.06
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Suppliers		46.018	134.967
Taxes payable	9	28.266	10.274
Loans, financing and debt charges		56	56
Regulatory charges - RGR (Global Reserve for Reversion)		5.238	5.409
Payroll and related charges	10	12.114	12.642
Voluntary termination program	11	198.361	370.880
Accrued liabilities	12	22.478	48.375
Accounts payable - Fundação CESP	13	7.066	9.615
Interest on capital/dividends		1.918	26.345
Declared dividends		-	145.599
Other		12.561	29.927
		334.076	794.089
LONG-TERM LIABILITIES			
Loans and financing		573	586
Accounts payable - Fundação CESP	13	224.045	222.566
Deferred income tax		-	16.374
Voluntary termination program	11	24.564	25.771
Reserve for contingencies	14	217.462	265.075
Accrued taxes	15	11.132	11.132
Special liabilities - reversal/amortization		24.053	24.053
Other		12.150	11.400
		513.979	576.957
DEFERRED INCOME		96.249	100.495
SHAREHOLDERS' EQUITY			
Capital	16.1	462.000	462.000
Capital reserves		2.592.369	2.592.369
Profit reserves		182.069	182.693
Retained earnings		735.866	507.777
		3.972.304	3.744.839
Funds for capital increase		666	666
		3.972.970	3.745.505
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		4.917.274	5.217.046

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

STATEMENTS OF INCOME
FOR THE QUARTERS ENDED MARCH 31, 2007 AND 2006
(In thousands of Brazilian reais – R$)

	Note	03.31.07	03.31.06
OPERATING REVENUES			
Electricity network usage charges	18	357.400	332.645
Other revenues		3.643	3.787
		361.043	336.432
DEDUCTIONS FROM OPERATING REVENUES			
Global Reserve for Reversion (RGR)		(8.926)	(8.347)
COFINS (tax on revenue)		(14.833)	(25.247)
PIS (tax on revenue)		(3.217)	(5.481)
Regulatory asset - Recognition		3.163	18.451
Regulatory asset - Realization		(700)	(18.936)
ISSQN (service tax)		(51)	(36)
		(24.564)	(39.596)
NET OPERATING REVENUES		336.479	296.836
OPERATING EXPENSES			
Personnel		(58.739)	(79.961)
Materials		(7.984)	(5.403)
Outside services		(19.398)	(26.983)
Depreciation		(42.509)	(42.195)
Concession regulatory charges		(32.988)	(18.646)
Reserve for contingencies	14	(16.006)	(9.818)
IPTU - Eletropaulo settlement		(35.562)	-
Reversal of reserve for contingencies - IPTU		63.524	-
Other expenses		(14.738)	(11.071)
		(164.400)	(194.077)
GROSS PROFIT		172.079	102.759
FINANCIAL INCOME (EXPENSES)			
Amortization of negative goodwill		4.246	4.246
Income	19	67.539	26.201
Expenses	19	(3.974)	(4.607)
Monetary variations, net		415	587
		68.226	26.427
INCOME FROM OPERATIONS		240.305	129.186
Nonoperating income		10.966	47
Nonoperating expenses		70.292	(218)
NONOPERATING (EXPENSES) INCOME, NET		81.258	(171)
INCOME BEFORE INCOME AND SOCIAL CONTRIBUTION TAXES		321.563	129.015
Income tax	20.2	(1.225)	(36.417)
Social contribution tax	20.2	(438)	(12.905)
Deferred income tax	20.2	(72.301)	2.198
Deferred social contribution tax	20.2	(20.134)	927
		(94.098)	(46.197)
NET INCOME FOR THE PERIOD		227.465	82.818
Earnings per thousand shares - R$		1,52	0,55

The accompanying notes are an integral part of these interim financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE QUARTER ENDED MARCH 31, 2007
(Amounts in thousands of Brazilian reais - R$)

1. OPERATIONS

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations on April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo – Eletricidade de São Paulo S.A., was merged to the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, until then the majority shareholder, sold 31,341,890,064 common shares owned by it, corresponding to 50.10% of common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. ESP, established to operate in Brazil, thus becoming CTEEP's controlling shareholder. Said transaction was approved by ANEEL on July 25, 2006, pursuant to Authorization Resolution No. 642/06, published in the Official Gazette on July 26, 2006.

On January 9, 2007 ISA Capital do Brasil S.A. acquired, through a public offering auction for acquisition of shares held on BOVESPA, 24,572,559,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

Due to this acquisition, ISA Capital do Brasil S.A. began holding the equivalent to 89.40% of voting capital and 37.46% of total capital of CTEEP. Thus, of a total of 62,558,662,803 common shares issued by CTEEP, 55,924,470,821 are owned by ISA Capital do Brasil S.A.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A. (Note 16.2).

2. CORPORATE GOVERNANCE

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of actions by Management and the controlling shareholder.

3. PRESENTATION OF INTERIM FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with Brazilian accounting practices, based on the provisions of the Brazilian Corporate Law, together with supplementary standards from the Brazilian Securities Commission (CVM) and specific legislation applicable to electric power public service concessionaires, established by the National Electric Power Agency (ANEEL). Effective January 1, 2006, the financial statements are presented in conformity with the requirements of CVM Resolutions No. 488/05 and 489/05, respectively.

These interim financial statements are in conformity with the principles, methods and criteria adopted by the Company as of the closing of the 2006 fiscal year.

4. ACCOUNTS RECEIVABLE - SÃO PAULO STATE FINANCE DEPARTMENT

	03.31.07			12.31.06
	Current	Long-term	Total	Total
Agreement for acknowledgment and consolidation of debts	11,922	51,663	63,585	64,880
Pension benefit payments – Law No. 4819/58	-	115,753	115,753	92,916
Sale of real property	2,478	10,738	13,216	13,486
Labor claims – Law No. 4819/58	-	53,961	53,961	50,080
Family allowance – Law No. 4819/58	-	2,218	2,218	2,218
	14,400	234,333	248,733	223,580

4.1. Agreement for Acknowledgment and Consolidation of Debts

On May 2, 2002, the Agreement for Acknowledgement and Consolidation of Debts was entered into with the State Finance Department, in which the State acknowledges a debt to the Company corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, from 1990 to 1999, for payment of pension benefits under State Law No. 4819/58. The acknowledged debt has been adjusted up to January 2002 according to the UFESP (State government index for inflation adjustments) variation and, starting in February 2002, according to the monthly variation of the IGP-M (general market price index), plus 6% per year. The reimbursement will be made in 120 monthly installments, beginning on August 1, 2002, and ending on July 1, 2012.

4.2. Pension benefit payments – Law No. 4819/58

The amount of R$ 115,753 refers to the remaining balance of pension benefit payments under State Law No. 4819/58, of which R$ 1,426 is supported by individual injuctions and relates to the period from January to August 2005, and R$ 114,327 is supported by a decision of the 49th Labor Court of São Paulo and relates to the period from September 2005 to March 2007, which are paid by Fundação CESP using funds received from the State government and transferred to the Company (Note 24.3). This amount is not monetarily adjusted and is not subject to any kind of interest until it is approved by the State government for payment to the Company.

4.3. Sale of real property

On July 31, 2002, a Private Transaction Agreement, including a promise to sell a real property, acknowledgment of liabilities and payment commitment, was signed with the State Finance Department, in which the State acknowledges its debt to the Company in the amount of R$ 12,243, which corresponds to the market value of the total area of the property occupied by the State and partially used for the construction of prisons units.

Therefore, the State agreed to reimburse the aforementioned amount to the Company in 120 monthly installments from August 1, 2002 to July 1, 2012, adjusted according to the monthly variation of the IGP-M, plus interest of 6% per year.

4.4. Labor claims – Law No. 4819/58

Refer to certain labor lawsuits settled by the Company, related to retired employees under State Law No. 4819/58, which are the responsibility of the State government. This balance is not monetarily adjusted and is not subject to any kind of interest until it is approved by government for payment to the Company.

4.5. Family allowance – Law No. 4819/58

CESP - Companhia Energética de São Paulo made advances for monthly family allowance payments established by State Law No. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, Management recorded an allowance for doubtful accounts in long-term assets in the amount of R$ 2,218.

5. RECOVERABLE TAXES

	03.31.07	12.31.06
Income Tax		
Overpaid	26,290	26,290
Withheld at Source	10,946	403
Legal Entity – Third Parties	69	54
	37,305	26,747
Social Contribution Tax		
Overpaid	8,272	8,272
Withheld at Source	801	324
	9,073	8,596
COFINS		
Credits – Regulatory Instruction No. 658	8,396	21,655
Withheld at Source	479	502
	8,875	22,157
PIS		
Credits – Regulatory Instruction No. 658	27,497	29,618
Withheld at Source	104	109
	27,601	29,727
Other	801	869
	83,655	88,096

6. SALE OF ASSETS AND RIGHTS

Technical Equipment Maintenance Center (CETEMEQ)

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was executed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the real property located at Rua Lavapés, 463, Cambuci, São Paulo, for the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo, of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties agreed on the following:

(a) The real property subject to the collection lawsuits was appraised at R$ 125,265, and accordingly the Company recorded financial income due to monetary adjustment of R$ 54,769.

(b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on real properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, a circumstance arising from Eletropaulo's receivable from CTEEP;

(c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A, whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007;

(d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ; and

(e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the real properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

7. DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

7.1. Assets

In current assets, the balance of R$ 67,443, of which R$ 49,590 in income tax and R$ 17,853 in social contribution tax, refers to tax impacts on the provision for the Voluntary Termination Program (Note 11).

In long-term assets, they refer to amounts arising from the following provisions:

	03.31.07			12.31.06
	Income tax	Social contribution tax	Total	Total
Reserve for labor contingencies	37,139	13,370	50,509	47,138
Reserve for civil contingencies	256	92	348	348
Reserve for tax contingencies	17,194	6,189	23,383	42,911
Reserve for social security contingencies	1,706	614	2,320	2,320
Allowance for doubtful accounts	824	297	1,121	17,495
Voluntary Termination Program	6,141	2,211	8,352	8,762
	63,260	22,773	86,033	118,974

These credits, both current and long-term, will be realized as the provisions that gave rise to them, currently nondeductible and controlled in part "B" of the Taxable Income Computation Book (LALUR), become actual expenses.

7.2. Liabilities

The balance of R$ 16,374 in long-term liabilities of December 31, 2006, refers to income tax on gains from sale of CETEMEQ (Note 6).

8. PROPERTY, PLANT AND EQUIPMENT

	03.31.07			12.31.06
	Adjusted cost	Accumulated depreciation	Net book value	Net book Value
In service				
Land (a)	44,680	-	44,680	44,680
Buildings, construction and improvements	581,842	(357,989)	223,853	229,183
Machinery and equipment	5,103,595	(2,341,710)	2,761,885	2,706,096
Vehicles	27,710	(25,556)	2,154	2,511
Furniture and fixtures	23,010	(13,356)	9,654	10,032
	5,780,837	(2,738,611)	3,042,226	2,992,502
In progress	880,954	-	880,954	845,847
Special liabilities (b)				
Donations received	(16,176)	-	(16,176)	(16,284)
	6,645,615	(2,738,611)	3,907,004	3,822,065

In accordance with articles 63 and 64 of Decree No. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannot be retired, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution No. 20, of February 3, 1999, regulates the electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(a) Land owned by the Company in São José dos Campos, whose book value is R$ 114. The land has been pledged as collateral for an IPTU (municipal real estate tax) tax collection proceeding (Note 14.2).

(b) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

9. TAXES PAYABLE

	03.31.07	12.31.06
Income tax – CETEMEQ	16,374	-
COFINS (tax on revenue)	4,318	4,579
Income tax – regulatory asset	2,639	2,023
Income tax	1,250	-
Social contribution tax – regulatory asset	950	728
PIS (tax on revenue)	936	993
ANEEL inspection fee	548	553
Social contribution tax	438	-
Other	813	1,398
	28,266	10,274

10. PAYROLL AND RELATED CHARGES

	03.31.07	12.31.06
INSS (social security contribution)	3,335	4,322
FGTS (severance pay fund)	381	1,946
Withholding income tax	4,530	2,801
Scholarship program (a)	3,450	3,532
Other taxes payable	418	41
	12,114	12,642

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

11. VOLUNTARY TERMINATION PROGRAM

The Company, which had 2,737 employees as of October 31, 2006, approved the Voluntary Termination Program, with an adhesion period from November 21 to 30, obtaining 1,534 adhesions.

Due to this fact, there were 323 employee terminations through December 31, 2006, for a total cost of R$ 78,979 (amounts paid). In addition, a provision was recognized in the amount of R$ 396,651 (amounts payable as of December 31, 2006) for the remaining terminations, which continue in 2007. The program's expenses include financial incentives, FGTS (Severance Pay Fund) fine, prior notice, healthcare, among others.

During the first quarter of the year, employee terminations totaled 604.

Of the provision recognized as of December 31, 2006, the amount of R$ 222,925 remains, and of this amount R$ 198,361 will be realized in the short-term, and R$ 24,564 in the long term.

12. ACCRUED LIABILITIES

	03.31.07	12.31.06
Vacation and vacation bonus	15,441	22,200
Payroll charges on 13th salary, vacation and vacation bonus	7,037	9,020
Employee profit sharing (a)	-	17,155
	22,478	48,375

(a) Employee profit sharing was recorded according to the terms of Decree No. 41,497/96, observing the provisions of the 2006/2007 Collective Bargaining, and its financial settlement took place in March 2007.

13. ACCOUNTS PAYABLE – FUNDAÇÃO CESP

The amounts classified in current and long-term liabilities refer to two debt acknowledgement agreements for financing of actuarial deficit with Fundação CESP, totaling R$ 231,111 (R$ 232,181 in 12.31.2006), related to BSPS (Settled Proportional Pension Plans), with monthly payments and final maturities scheduled for September and November 2017, adjusted based on the greater of actuarial cost variation (General Price Index - Internal Availability [IGP-DI] plus interest of 6% per year) or the TR (a managed prime rate) plus interest of 8% per year.

As defined in the respective agreements, at the end of the fiscal year, balances are adjusted for determining contributions for the subsequent year, according to actuarial deficits or surpluses, calculated in accordance with Fundação CESP's actuarial methodology.

As of December 31, 2006, the date of the last actuarial evaluation, as required by CVM Resolution No. 371/00, the calculation of liabilities with the private pension entity did not result in any need to recognize additional liabilities.

14. RESERVE FOR CONTINGENCIES

Type	03.31.07			12.31.06		
	Provision	Escrow deposits	Net	Provision	Escrow deposits	Net
Labor	148,556	7,716	140,840	138,639	7,621	131,018
Civil	1,023	-	1,023	1,023	-	1,023
Tax - municipal real estate tax (IPTU)	68,774	-	68,774	126,209	-	126,209
Social security - INSS	6,825	-	6,825	6,825	-	6,825
	225,178	7,716	217,462	272,696	7,621	265,075

Type	Likelihood of loss							
	Probable		Possible		Remote		Total	
	03.31.07	12.31.06	03.31.07	12.31.06	03.31.07	12.31.06	03.31.07	12.31.06
Labor	148,556	138,639	18,348	15,172	140,211	216,516	307,115	370,327
Civil	1,023	1,023	2,710	1,467	10,281	32,178	14,014	34,668
Tax - municipal real estate tax (IPTU)	68,774	126,209	-	-	-	-	68,774	126,209
Social security - INSS	6,825	6,825	-	-	-	-	6,825	6,825
	225,178	272,696	21,058	16,639	150,492	248,694	396,728	538,029

The likelihood of loss for each contingency, resulting in an unfavorable outcome for the Company, is classified as follows:

- **Probable** - the future event or events is/are likely to occur, from 61 to 100%;
- **Possible** - the chance of the future event or events occurring is more than remote, but less than probable, from 41 to 60%; and
- **Remote** - the chance of the future event or events occurring is slight, up to 40%.

Reserves have been recognized for contingencies classified as probable loss.

On a periodic basis, lawsuits are reassessed and reserves are supplemented if necessary.

14.1. Labor

The Company assumed responsibility for certain lawsuits at different courts, arising principally from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

14.2. Tax - municipal real estate tax (IPTU)

The Company recognizes a provision to cover debts with the municipal governments of São Paulo and São José dos Campos, in the amounts of R$ 6,680 and R$ 62,094, respectively, totaling R$ 68,774.

The provision for the São Paulo municipal government refers to the process of rectification of areas, due to differences in CTEEP's registration data, whereas the provision for the São José dos Campos municipal government involves land undergoing expropriation.

In the quarter there was a decrease in the provision referring to the São Paulo municipal government in the amount of R$ 63,524, arising from the settlement between Eletropaulo and CTEEP (Note 6).

14.3. National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, Management decided to recognize a reserve and make an escrow deposit amounting to R$ 6,825, which was recorded in long-term assets, under "Escrow deposits".

15. ACCRUED TAXES

The Company is challenging in court the constitutionality of the changes introduced by Law No. 9718 of November 27, 1999, which increased the COFINS rate from 2% to 3% and increased its tax basis by including financial income and nonoperating income.

Accordingly, the Company recognized the provisions in the amount of R$ 38,524, of which R$ 27,392 corresponds to the rate increase, with an escrow deposit, with a total net liability of R$ 11,132. This net liability refers to the increase in the tax basis, in which the Company understands there will be a favorable outcome, and also has an escrow deposition in the same amount recorded in long-term assets, under the caption "Escrow deposits".

In February 2004, with Law No. 10,833, of December 29, 2003, going into effect, addressing the noncumulative levy of COFINS, the Company began making the payments as set forth in the new law. The provision for taxes and escrow deposits are not monetarily adjusted.

16. SHAREHOLDERS' EQUITY

16.1. Capital

The Company's authorized capital is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are registered shares without par value.

Subscribed and paid-up capital is R$ 462,000, represented by 62,558,663 common shares and 86,726,372 preferred shares, totaling 149,285,035 shares.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

16.2. Ownership structure

As of March 31, 2007, the Company's main shareholders are as follows:

	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Directors	-	-	-	-	-	-
Board of Directors	11	-	-	-	11	-
Fiscal Council	-	-	-	-	-	-
	11	-	-	-	11	-
	55,924,465,832	89.40	-	-	55,924,465,832	37.46
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198	-	14,007,493,473	16.16	14,007,493,671	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Participações S.A. - BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Goverment	-	-	120,794	-	120,794	-
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
UBS AG London Branch	-	-	2,362,500,000	2,72	2,362,500,000	1.58
Vally S.A.			1,047,700,000	1.21	1,047,700,000	0.70
L Parisotto Participações Ltda.	-	-	991,950,000	1.14	991,950,000	0.66
Banco do Brasil Employees' Pension Plan	-	-	924,657,697	1.07	924,657,697	0.62
Merrill Lynch International	-	-	776,474,000	0.89	776,474,000	0.52
Goldman Sachs International	-	-	763,548,623	0.88	763,548,623	0.51
Credit S Fir Bos Eur Limited	19,340,000	0.03	717,226,073	0.83	736,566,073	0.49
PETROS - Petrobras pension plan	-	-	539,309,138	0.62	539,309,138	0.36
The Bank of New York – ADR Department	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (a)	417,021,263	0.66	14,566,134,414	16.79	14,983,155,677	10.04
	473,360,263	0.75	22,741,011,145	26.21	23,214,371,408	15.54
Total Outstanding Shares	6,634,196,971	10.60	86,726,372,193	100.00	93,360,569,164	62.54
Grant Total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of each category and class of shares.

16.3. Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual

	Not Reviewed by the Independent Accountants)					
	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Béctrica S.A. ESP	824,065,197	100.00	-	-	824,065,197	100.00
Board of Directors	3	-	-	-	3	-
	824,065,200	100.00	-	-	824,065,200	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

17. PERIODIC REVIEW OF ALLOWED ANNUAL REVENUE (RAP)

Pursuant to Concession Agreement No. 59 signed on June 20, 2001 with the Federal Government through ANEEL, every four years after the date of signing of this agreement, ANEEL must perform a review of the RAP of electricity transmission relating to installations of authorized projects that started commercial operations after December 31, 1999, for purposes of efficiency and reasonableness of tariff, according to specific regulation to be issued by ANEEL.

Under Ratifying Resolutions No. 149/05 and No. 355/06, ANEEL authorized, on a provisional basis, an increase in the RAP based on the variation of the IGP-M for the tariff cycles from July 2005 to June 2006 and from July 2006 to June 2007, until the periodic review in progress is finished, which is expected for July 2007. The effects of such review must be applied retroactively to July 1, 2005.

17.1. Public Hearing for periodic tariff revision of electricity transmission concessionaires.

Pursuant to Public Hearing Notice No. 007, of April 18, 2006, ANEEL held an in-person Public Hearing, on July 12, 2006, relating to the criteria and procedures to be used in the Period Tariff Revision process of the electric power transmission concessionaires. The period for receiving contributions started on April 24 and ended on July 7, 2006. CTEEP is included and takes part in this process with 11 other concessionaires.

Technical Note No. 068/06 and respective appendixes, which are an integral part of said Public Hearing, presents the criteria and procedures to be used in the periodic tariff revision of the remunerations for electricity transmission facilities. The methodologies and data used are as follows:

- Capital structure;
- Cost of capital;
- Remuneration basis;
- Operating costs;
- Authorized revenues;
- Other revenues; and
- Review of auctions.

After the general procedures are established, the processes of each transmission concessionaire will be presented in Public Hearings. The periodic tariff revision of the transmission concessionaires will be completed in July, 2007 of the following year with the disclosure of the indices for adjustment of the RAP retroactive to July 1, 2005.

18. GROSS OPERATING REVENUE

Revenues from electricity network usage charges for the first quarter of 2007 amounted to R$ 357,400 (R$ 332,645 in 03.31.06), including R$ 43,759 (R$ 34,245 in 03.31.06), relating to new projects that began commercial operations after December 31, 1999. This revenue is composed of the following:

	03.31.07	03.31.06
Basic network		
Existing assets	264,619	259,065
New investments	39,848	31,650
Surplus/(deficit)	2,413	(7,319)
	306,880	283,396
Other transmission facilities		
Existing assets	17,270	25,158
New investments	3,911	2,595
	21,181	27,753
Charges		
Fuel Consumption Account (CCC)	18,661	11,898
Energy Development Account (CDE)	11,253	7,952
Alternative Source Incentive Program (PROINFA)	2,559	1,298
	32,473	21,148
Adjustment	(3,134)	348
	357,400	332,645

18.1. Allowed Annual Revenue (RAP) of Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Circular OF/F No. 2,828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter No. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F No. 1,372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

19. FINANCIAL (EXPENSES) INCOME

	03.31.07	03.31.06
Income		
Income from temporary cash investments	10,244	23,877
Interest on accounts receivable – State Finance Department	1,124	1,503
Monetary adjustment – CETEMEQ	54,769	-
Monetary adjustment of tax credits – PIS/COFINS	1,223	-
Other	179	821
	67,539	26,201
Expenses		
Debt charges	(1,269)	(2,124)
CPMF (tax on banking transactions)	(2,325)	(1,871)
RGR (global reserve for reversion)	(279)	(279)
Other	(101)	(333)
	(3,974)	(4,607)

20. INCOME AND SOCIAL CONTRIBUTION TAXES

The Company records monthly provisions for income and social contribution taxes on the accrual basis, based on monthly trial balances (for tax suspension and reduction purposes).

20.1. Reconciliation of income and social contribution taxes

Tax expenses are determined based on prevailing rates, totaling 34%, of which 25% for income tax and 9% for social contribution tax.

	03.31.07		03.31.06	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	321,563	321,563	129,015	129,015
Expected tax expense	(80,391)	(28,941)	(32,254)	(11,611)
Taxes on:				
Amortization of negative goodwill	1,062	382	(1,901)	(465)
Other	5,803	7,987	(64)	98
	6,865	8,369	(1,965)	(367)
Effective tax expense	(73,526)	(20,572)	(34,219)	(11,978)

20.2. Analytical statement of taxes

	03.31.07		03.31.06	
	Income tax	Social contribution tax	Income tax	Social contribution tax
Income before taxes	321,563	321,563	129,015	129,015
Reserve for labor contingencies	9,916	9,916	3,833	3,833
Reserve for tax contingencies – IPTU	6,090	6,090	5,985	5,985
Negative goodwill on acquisition of investment	(4,246)	(4,246)	7,602	5,167
Reversal of provisions	(326,064)	(325,996)	(1,166)	(1,166)
Regulatory asset – Recognition	(3,163)	(3,163)	(18,451)	(18,451)
Regulatory asset – Realization	700	700	18,936	18,936
Other	224	-	105	74
Income – tax basis	5,020	4,864	145,859	143,393
Rate of 15%	(753)		(21,879)	
Rate of 10%	(496)		(14,580)	
Rate of 9%		(438)		(12,905)
Tax incentives	24		42	
Provision for income and social contribution taxes	(1,225)	(438)	(36,417)	(12,905)
Deferred income and social contribution taxes	(72,301)	(20,134)	2,198	927
Income and social contribution tax expenses	(73,526)	(20,572)	(34,219)	(11,978)

21. CONCESSIONS

Through Administrative Rule No. 185, of June 6, 2001, issued by the Ministry of Mines and Energy (MME), the concession held by the Company for the electric power transmission service related to the basic network and other transmission facilities was extended for 20 years, beginning July 8, 1995.

Accordingly, on June 20, 2001, the concession agreement for the electric power transmission service was entered into by and between CTEEP and the concession authority, through ANEEL.

This concession agreement was amended on December 14, 2001, in view of the merger of EPTE into the Company. The initially agreed conditions were maintained, except for the Allowed Annual Revenue (RAP), which was reduced by 0.58% in July 2002 and 3.56% in July 2003, equivalent to 50% of the efficiency gains expected from the merger, whose effects were recognized in ANEEL Ratifying Resolutions in those months.

Due to the acquisition of the shareholder control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment to Concession Agreement 059/2001 - ANEEL of CTEEP was signed on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the initially agreed-upon conditions were maintained and a clause was added defining that the goodwill paid in the auction, as well as the special obligations and amounts arising from State Law No. 4819/58 provided for in Sale Notice SF/001/2006, will not be considered by ANEEL for purposes of evaluation of the economic and financial balance of the concession. Also as a result of this amendment, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) assume the commitment to make capital contributions to CTEEP.

22. FINANCIAL INSTRUMENTS

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent in the Company's operations may be identified as follows:

22.1. Credit Risk

The Company has agreements with the ONS (National Electric System Operator), concessionaires and other agents for regulating the provision of services related to the basic network for 212 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

22.2. Price Risk

Pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every 4 years (Note 17).

22.3. Liquidity Risk

The Company basicallly centralizes its financial investments in Banco Nossa Caixa S.A.

22.4. Interest Rate Risk

Interest based on the variation of the actuarial cost (General Price Index – Internal Availability [IGP-DI] plus 6% per year) or the TR (a managed prime rate) plus interest of 8% per year, whichever is higher, is charged on debt agreements with Fundação CESP (Note 13).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading, or in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their fair values.

23. COLLECTION LAWSUIT BY ELETROBRÁS AGAINST ELETROPAULO AND EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. – "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies. In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of an escrow deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be liable for known and ascertained debts in the exact adjusted amount available in the aforementioned escrow deposit made in 1988, and Eletropaulo would be liable for the contingent liabilities referring to the difference between the amount demanded in court by ELETROBRÁS and the adjusted amount of the aforementioned escrow deposit. In October 2001, ELETROBRÁS executed the sentence referring to the aforementioned financing agreement, charging R$ 429 million from Eletropaulo and R$ 49 million from EPTE, understanding that EPTE would pay its part with the adjusted amounts of the aforementioned escrow deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations.

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the aforementioned collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP, and the Company's Special Appeal is already registered with the Superior Court of Justice under No. 809.672.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the escrow deposits made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 881,605.

24. SUPPLEMENTARY PENSION PLAN REGULATED BY STATE LAW NO. 4819/58

24.1. Significant event

- **July 19, 2005**

"In compliance with CVM Instruction No. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law No. 4819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 22.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the responsible agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit No. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law No. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC No. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law No. 4819/58; such decision has not yet been published, nor has the Company been notified there of.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,500 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

- **January 27, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law No. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 21 of the interim financial statements of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law No. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

- **February 24, 2006**

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction No. 358/2002, announces, supplementing the information included in the Significant Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law No. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law No. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

24.2. Decision of the 49th Labor Court of São Paulo

On April 27, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law No. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law No. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law No. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

24.3. Current situation

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to March 2007, the amount of R$ 424,575 for payment of benefits under State Law No. 4819/58, having received from the State Finance Department the amount of R$ 310,248 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 114,327, is being claimed by the Company at the administrative level (Note 4.2).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that *"in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim No. 1145/2005-6, in progress at the 49th Labor Court of São Paulo"*. On the other hand, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law No. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter No. 01, dated February 10, 2006, and respective Technical Note No. 01/06, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law No. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law No. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 4.2).

25. CASH FLOW

STATEMENTS OF CASH FLOWS
FOR THE QUARTER ENDED MARCH 31, 2007 AND 2006

	03.31.07	03.31.06
CASH FLOWS FROM OPERATING ACTIVITIES		
Receipts from consumers	353,050	325,227
Receipts from others	5,350	4,636
Payments to suppliers	(54,900)	(48,659)
Payments to employees	(80,053)	(82,729)
Payments to employees - Voluntary Termination Plan	(179,550)	-
Taxes and regulatory charges	(50,841)	(81,550)
	(6,944)	116,925
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property, plant and equipment	(209,124)	(135,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Income from temporary cash investments	7,564	19,444
Repayment of loans	(2,798)	(3,643)
Interest on capital / dividends	(170,026)	(82,648)
Tax on banking transactions (CPMF)	(2,325)	(1,798)
Other	(278)	(186)
	(167,863)	(68,831)
CASH FLOWS FROM NONOPERATING ACTIVITIES		
Agreements - State Finance Department	3,541	13,216
Reimbursements – Law No. 4819/58	43,099	43,040
Decision - Eletropaulo – CETEMEQ/IPTU	89,703	-
Other inflows	4,273	-
Advances – Law No. 4819/58	(67,243)	(62,786)
Other outflows	-	(95)
	73,373	(6,625)
DECREASE IN CASH	(310,558)	(94,316)
CHANGE IN CASH		
At beginning of quarter	514,471	684,917
At end of quarter	203,913	590,601
	(310,558)	94,316

(Convenience Translation into English from the Original Previously Issued in Portuguese)

COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER

(Amounts in thousands of Brazilian reais - R$)

The Company's main source of revenue is the use of its transmission system by electric power public service concessionaires and sector agents, whose annual tariffs were adjusted by means of Ratifying Resolution – RH/ANEEL – No. 355/06, in effect through June 30, 2007, being linked to the installations of the basic network and other transmission installations.

In the first quarter of 2007, Gross Operating Revenues reached R$ 361,043, which, net of direct taxes and charges, resulted in Net Operating Revenues of R$ 336,479, up 13.4%, compared to R$ 296,836 for the same quarter of the prior year.

Operating Expenses directly manageable by Management, comprising personnel, materials, outside services and others, in the amount of R$ 100,859, represented 30.0% of Net Operating Revenues.

For the first quarter of 2007, Gross Profit, in the amount of R$ 172,079, was 67.5% higher than the R$ 102,759 for the same quarter of 2006.

EBITDA, expressed by Gross Profit plus Depreciation, reached R$ 214,588, representing a 63.8% margin on Net Operating Revenues.

Due to the results achieved in operating management in the first quarter of 2007, the Company's Net Income was R$ 227,465, 174.7% higher than the same quarter of 2006, when it was R$ 82,818.

This significant increase in the quarter is basically due to the Transaction Agreement entered into by and between Eletropaulo and CTEEP, related to the disposal of CETEMEQ (Note 6), whose effects on the Statement of Income are as follows:

	R$ Mil
Operating Expenses	
IPTU – Eletropaulo Settlement	(35,562)
Reversal of Reserve for Contingencies – IPTU	63,524
	27,962
Financial Income (Expenses)	
Monetary adjustment - CETEMEQ	54,769
Nonoperating (Expenses) Income, Net	
Reversal of allowance for doubtful accounts – CETEMEQ	70,496
Income and Social Contribution Taxes	
CETEMEQ/IPTU – Current	(6,529)
CETEMEQ/IPTU – Deferred	(37,972)
	(44,501)
Effect on Net Income for the period	108,726

OTHER INFORMATION THAT THE COMPANY CONSIDERS IMPORTANT

In compliance with Corporate Governance practices, we present the Company's shareholding structure, as well as the shareholders holding more than 5% of the shares of each category and class of the Company, directly or indirectly, up to the level of individual.

1. OWNERSHIP STRUCTURE

The Company's main shareholders are:

	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Controlling Shares						
Controlling Shareholder						
ISA Capital do Brasil S.A.	55,924,465,821	89.40	-	-	55,924,465,821	37.46
Management						
Directors	-	-	-	-	-	-
Board of Directors	11	-	-	-	11	-
Fiscal Council	-	-	-	-	-	-
	11	-	-	-	11	-
	55,924,465,832	89.40	-	-	55,924,465,832	37.46
Outstanding Shares						
São Paulo State Government						
State Finance Department	198	-	9,338,731,250	10.77	9,338,731,448	6.26
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.79	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	-	-	2,252,873,385	2.60	2,252,873,385	1.51
	198	-	14,007,493,473	16.16	14,007,493,671	9.39
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Participações S.A. BNDESPAR	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
Federal Goverment	-	-	120.794	-	120.794	-
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
UBS AG London Branch	-	-	2,362,500,000	2.72	2,362,500,000	1.58
Vally S.A.			1,047,700,000	1.21	1,047,700,000	0.70
L Parisotto Participações Ltda.	-	-	991,950,000	1.14	991,950,000	0.66
Banco do Brasil Employees' Pension Plan	-	-	924,657,697	1.07	924,657,697	0.62
Merrill Lynch International	-	-	776,474,000	0.89	776,474,000	0.52
Goldman Sachs International	-	-	763,548,623	0.88	763,548,623	0.51
Credit S Fir Bos Eur Limited	19,340,000	0.03	717,226,073	0.83	736,566,073	0.49
PETROS – Petrobras pension plan	-	-	539,309,138	0.62	539,309,138	0.36
The Bank of New York – ADR Department	36,999,000	0.06	51,511,200	0.06	88,510,200	0.06
Other (a)	417,021,263	0.66	14,566,134,414	16.79	14,983,155,677	10.04
	473,360,263	0.75	22,741,011,145	26.21	23,214,371,408	15.54
Total Outstanding Shares	6,634,196,971	10.60	86,726,372,193	100.00	93,360,569,164	62.54
Grand Total	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

	03.31.06					
	Number of shares - In units					
	Common	%	Preferred	%	Total	%
São Paulo State Government And related companies – (control)						
State Finance Department	38,270,778,120	61.18	11,591,729,635	13.37	49,862,507,755	33.40
CESP – Companhia Energética de São Paulo	-	-	2,415,888,838	2.78	2,415,888,838	1.62
Companhia Metropolitana de São Paulo METRÔ	1,979,332,142	3.16	-	-	1,979,332,142	1.33
Other	8,777,700	0.01	3,489,444	-	12,267,144	-
	40,258,887,962	64.35	14,011,107,917	16.15	54,269,995,879	36.35
Management						
Directors	-	-	212,710	-	212,710	-
Board of Directors	22	-	23,775	-	23,797	-
Fiscal Council	-	-	-	-	-	-
	22	-	236,485	-	236,507	-
Total Controlling Shares	40,258,887,984	64.35	14,011,344,402	16.15	54,270,232,386	36.35
Outstanding Shares						
Federal Government						
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
Federal Goverment	9,556,150,967	15.28	-	-	9,556,150,967	6.40
BNDES Participações S.A. – BNDESPAR.	-	-	2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR – Light Participações S.A.	-	-	979,189,800	1.13	979,189,800	0.66
	15,716,987,477	25.13	49,977,746,781	57.63	65,694,734,258	44.01
Other						
Banco do Brasil Employees' Pension Plan	296,439,000	0.47	1,348,157,697	1.55	1,644,596,697	1.10
Morgan Stanley Uruguay Ltda	28,600,000	0.05	1,310,600,000	1.51	1,339,200,000	0.90
Merrill Lynch International	278,400,000	0.44	782,600,000	0.90	1,061,000,000	0.71
L Parisotto Participações Ltda	-	-	987,400,000	1.14	987,400,000	0.66
PETROS – Petrobras pension plan	-	-	952,209,138	1.10	952,209,138	0.64
The Bank of New York – ADR Department	36,999,000	0.06	74,950,200	0.09	111,949,200	0.07
Other (a)	5,942,349,364	9.50	17,281,600,460	19.93	23,223,949,824	15.56
	6,582,787,364	10.52	22,737,517,495	26.22	29,320,304,859	19.64
Total Outstanding Shares	22,299,774,841	35.65	72,715,264,276	83.85	95,015,039,117	63.65
Grand Total	62,558,662,825	100.00	86,726,608,678	100.00	149,285,271,503	100.00

(a) Includes shareholders that individually hold shares not exceeding 5% of each category and class of shares.

2. Shareholding position, by category and class, of holders of more than 5% of each category and class of shares of the Company, directly or indirectly, up to the level of individual

	Not Reviewed by Independent Accountants					
	03.31.07					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
ISA Capital do Brasil S.A.						
Interconexión Béctrica S.A. ESP	824,065,197	100.00	-	-	824,065,197	100.00
Board of Directors	3	-	-	-	3	-
	824,065,200	100.00	-	-	824,065,200	100.00
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Participações S.A. - BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Participações S.A. – BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

	Not Reviewed by Independent Accountants					
	03.31.06					
	Number of shares - in units					
	Common	%	Preferred	%	Total	%
Centrais Elétricas Brasileiras S.A. - ELETROBRÁS						
Federal Government	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDESPAR	66,878,975,753	14.78	-	-	66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04	-	-	22,810,794,898	4.04
Fund guaranteeing public-private Partnerships (FGP)	20,000,000,000	4.42	-	-	20,000,000,000	3,54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDESPAR						
National Bank for Economic and Social Development (BNDES)	1	100.00	-	-	1	100.00
BNDES						
Federal Government	6,273,711,452	100.00	-	-	6,273,711,452	100.00

END